Contract Prospectus - May 1, 2004

The Contracts. The contracts described in this prospectus are individual deferred fixed or variable annuity contracts issued by ING Life Insurance and Annuity Company (the Company, we, us, our). They are issued to you, the contract holder as either a traditional Individual Retirement Annuity (IRA) under section 408(b) of the Internal Revenue Code of 1986 as amended (Tax Code) or a Roth IRA under Tax Code section 408A. Additionally, the traditional IRA may be used as a funding option for a Simplified Employee Pension (SEP) plan under Tax Code section 408(k). The contracts are not currently available as a Simple IRA under Tax Code section 408(p).

Why Reading this Prospectus is Important. This prospectus contains facts about the contract and its investment options that you should know before purchasing. This information will help you decide if the contract is right for you. Please read this prospectus carefully and keep it for future reference.

Table of Contents ...page 3

Investment Options. The contract offers variable investment options and fixed interest options. When we establish your account you instruct us to direct account dollars to any of the available options.

The Funds	
AIM V.I. Capital Appreciation Fund (Series I)	ING VP Balanced Portfolio, Inc. (Class I)[2]
AIM V.I. Core Equity Fund (Series I)	ING VP Bond Portfolio (Class I)[2]
AIM V.I. Growth Fund (Series I)	ING VP Global Science and Technology Portfolio (formerly ING VP Technology Portfolio)(Class I) [2]
AIM V.I. Premier Equity Fund (Series I)	ING VP Growth and Income Portfolio (Class I)[2]
Calvert Social Balanced Portfolio	ING VP Growth Portfolio (Class I)[2]
Fidelity® VIP Contrafund® Portfolio (Initial Class)	ING VP Index Plus LargeCap Portfolio (Class I)[2]
Fidelity® VIP Equity-Income Portfolio (Initial Class)	ING VP Index Plus MidCap Portfolio (Class I)[2]
Fidelity® VIP Growth Portfolio (Initial Class)	ING VP Index Plus SmallCap Portfolio (Class I)[2]
Fidelity® VIP Overseas Portfolio (Initial Class)	ING VP International Equity Portfolio (Class I)[2]
Franklin Small Cap Value Securities Fund (Class 2)	ING VP International Value Portfolio (Class I) [2]
ING Aeltus Enhanced Index Portfolio formerly ING DSI Enhanced Index Portfolio (Service Class)	ING VP MidCap Opportunities Portfolio (Class I)[3]
ING Alger Aggressive Growth Portfolio (Service Class)	ING VP Money Market Portfolio (Class I)
ING Alger Growth Portfolio (Service Class)	ING VP Real Estate Portfolio (Class I)[4]
ING American Century Small Cap Value Portfolio (Service Class)	ING VP Small Company Portfolio (Class I) [2]
ING Baron Small Cap Growth Portfolio (Service Class)	ING VP SmallCap Opportunities Portfolio (Class I) [2]
ING GET U.S. Core Portfolio	ING VP Strategic Allocation Balanced Portfolio (Class I) [2]
ING Goldman Sachs® Capital Growth Portfolio (Service Class) [1]	ING VP Strategic Allocation Growth Portfolio (Class I) [2]
ING JPMorgan Fleming International Portfolio (Initial Class)	ING VP Strategic Allocation Income Portfolio (Class I) [2]
ING JPMorgan Mid Cap Value Portfolio (Service Class)	ING VP Value Opportunity Portfolio (Class I) [2]
ING MFS Capital Opportunities Portfolio (Initial Class)	Janus Aspen Balanced Portfolio (Institutional Shares)
ING MFS Global Growth Portfolio (Service Class)	Janus Aspen Capital Appreciation Portfolio (Service Shares
ING OpCap Balanced Value Portfolio (Service Class)	Janus Aspen Flexible Income Portfolio (Institutional Shares)
ING PIMCO Total Return Portfolio (Service Class)	Janus Aspen Growth Portfolio (Institutional Shares)
ING Salomon Brothers Aggressive Growth Portfolio (Initial Class)	Janus Aspen Mid Cap Growth Portfolio (Institutional Shares)
ING Salomon Brothers Fundamental Value Portfolio (Service Class)	Janus Aspen Worldwide Growth Portfolio (Institutional Shares)
ING Salomon Brothers Investors Value Portfolio (Service Class)	Lord Abbett Series Fund - Growth and Income Portfolio (Class VC)
ING T. Rowe Price Growth Equity Portfolio (Initial Class)	Lord Abbett Series Fund - Mid-Cap Value Portfolio (Class VC)
ING UBS U.S. Allocation Portfolio (formerly ING UBS Tactical Asset Allocation Portfolio) (Service Class)	Oppenheimer Global Securities Fund/VA
ING UBS U.S. Large Cap Equity Portfolio (formerly ING MFS Research Equity Portfolio) (Initial Class)	Oppenheimer Strategic Bond Fund/VA
ING Van Kampen Comstock Portfolio (Service Class)	Pioneer Equity Income VCT Portfolio (Class I)
	Pioneer Fund VCT Portfolio (Class I)
	Pioneer Mid Cap Value VCT Portfolio (Class I)

1 Goldman Sachs® is a registered service mark of Goldman, Sachs & Co., and it is used by agreement with Goldman, Sachs & Co.

2 Effective May 3, 2004 Class R shares of this fund have been renamed as Class I shares.

3 Effective April 16, 2004, ING VP Growth Opportunities Portfolio - Class R merged into ING VP MidCap Opportunities Portfolio - Class R. Effective May 3, 2004 Class R shares of this fund have been renamed as Class I shares.

4 This fund is scheduled to be available on May 10, 2004.

Variable Investment Options. These options are called subaccounts. The subaccounts are within Variable Annuity Account C (the separate account) a separate account of the Company. Each subaccount invests in one of the mutual funds (funds) listed on this page. Earnings on amounts invested in a subaccount will vary depending upon the performance of its underlying fund. You do not invest directly in or hold shares of the funds.

Risks Associated With Investing in the Funds. The funds in which the subaccounts invest have various risks. Information about the risks of investing in the funds is located in the "Investment Options" section on page 12, Appendix IV - Description of Underlying Funds, and each fund prospectus. Read this prospectus in conjunction with the fund prospectuses and retain the prospectuses for future reference.

Fixed Interest Options.

- Guaranteed Interest Account (1992 and 1994 contracts only)
- Fixed Account
- Guaranteed Accumulation Account (not available in all contracts)

Except as specifically mentioned, this prospectus describes only the variable investment options. However, we describe the fixed interest options in appendices to this prospectus. There is also a separate Guaranteed Accumulation Account prospectus.

Availability of Options. Some funds or fixed interest options may be unavailable through your contract or in your state.

Getting Additional Information. You may obtain the May 1, 2004 Statement of Additional Information (SAI) by indicating your request on your application or calling the Company at 1-800-262-3862 or writing to us at the address referenced under "Contract Overview Questions: Contacting the Company" section of the prospectus. You may also obtain an SAI for any of the funds by calling that number. This prospectus, the SAI and other information about the separate account may be obtained by accessing the Securities and Exchange Commission's (SEC) website, www.sec.gov. Copies of this information may also be obtained, after paying a duplicating fee, by contacting the SEC Public Reference Room. Information on the operation of the Public Reference Room may be obtained by calling 1-202-942-8090 or 1-800-SEC-0330, e-mailing publicinfo@sec.gov or by writing to SEC Public Reference Room, 450 Fifth Street, N.W., Washington, DC 20549. The SAI table of contents is listed on page 44 of this prospectus. The SAI is incorporated into this prospectus by reference.

Additional Disclosure Information. Neither the SEC nor any state securities commission has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. This prospectus is valid only when accompanied by the Guaranteed Accumulation Account prospectus, if applicable. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different from that contained in this prospectus.

TABLE OF CONTENTS

Contract Overview

Questions: Contacting the Company. To answer your questions, contact your sales representative or write or call our Home Office at:

ING USFS Customer Service
Central Rollover Unit, TN21
151 Farmington Avenue
Hartford, CT 06156-1258
1-800-262-3862

Sending Forms and Written Requests in Good Order.
If you are writing to change your beneficiary, request a withdrawal, or for any other purpose, contact us or your sales representative to learn what information is required in order for the request to be in "good order."

Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out.

We can only act upon written requests that are received in good order.

The following is intended as a summary. Please read each section of this prospectus for additional information.

Contract Design

The contracts described in this prospectus are individual, deferred, fixed or variable annuity contracts. They are intended to be retirement savings vehicles that offer a variety of investment options to help meet long-term financial goals.

2004 Contracts, 1994 Contracts and 1992 Contracts

Throughout the prospectus we refer to 2004 contracts, 1994 contracts and 1992 contracts.

2004 Contracts: We began selling these contracts in April, 2004 (subject to regulatory approval) and we are currently selling these contracts. You have a 2004 contract if your contract form number, located at the bottom left corner of each page of your contract begins with IRA-CDA-03.

1994 Contracts. We began selling these contracts in 1994 and we are currently selling these contracts in states where approval of the 2004 contract is pending. You have a 1994 contract if your contract form number, located on the bottom left corner of each page of your contract, begins with the letters IRA-CDA-IC. In some cases the form number will appear as IRA-CDA-93, IRA-CDA-97, IRA-CDA-98.

1992 Contracts. We began selling these contracts in 1992 and stopped sale of them during 1994. You have a 1992 contract if your contract form number, located on the bottom left corner of each page of your contract, begins with the letters IP-CDA-IB.

Contract Facts

Free Look/Right to Cancel. You may cancel your contract within ten days (some states require more than ten days) of receipt. See "Right to Cancel."

Death Benefit. Your beneficiary may receive a financial benefit in the event of your death prior to the income phase. Any death benefit during the income phase will depend upon the income phase payment option selected. See "Death Benefit" and "The Income Phase."

Withdrawals. During the accumulation phase, you may withdraw all or part of your account value. Certain fees, taxes and early withdrawal penalties may apply. See "Withdrawals" and "Taxation." Amounts withdrawn from the Guaranteed Accumulation Account may be subject to a market value adjustment. See Appendix III.

Systematic Distribution Options. These are made available for you to receive periodic withdrawals from your account, while retaining the account in the accumulation phase. See "Systematic Distribution Options."

Fees. Certain fees are deducted from your account value. See "Fee Table" and "Fees."

Taxation. You will generally not pay taxes on any earnings from the annuity contracts described in this prospectus until they are withdrawn. Tax-qualified retirement arrangements (e.g., traditional IRAs) also defer payment of taxes on earnings until they are withdrawn, or provide for tax-free withdrawals of earnings, subject to certain restrictions (e.g., Roth IRAs). Because you are considering an annuity for your IRA, you should know that the annuity contract does not provide any additional tax deferral of earnings beyond the tax deferral provided by other types of IRAs. However, annuities do provide other features and benefits which may be valuable to you. You should discuss your decision with your financial representative. Taxes will generally be due when you receive a distribution. Tax penalties may apply in some circumstances. See "Taxation."

Contract Phases

I. The Accumulation Phase (accumulating dollars under your contract)

STEP 1: You provide us with your completed application and initial purchase payment. We establish an account for you and credit that account with your initial purchase payment.

STEP 2: You direct us to invest your purchase payment in one or more of the following investment options:
(a) Fixed Interest Options; or
(b) Variable Investment Options (The variable investment options are the subaccounts of Variable Annuity Account C. Each one invests in a specific mutual fund.)

STEP 3: Each subaccount you select purchases shares of its corresponding fund.


Payments to Your Account
Step 1
ING Life Insurance and Annuity Company
(a)
Step 2
(b)
Fixed Interest Options
Variable Annuity Account C
Variable Investment Options
The Subaccounts
A
B
Etc.
Step 3
Mutual Fund A
Mutual Fund B

II. The Income Phase (receiving income phase payments from your contract)

When you want to begin receiving payments from your contract, you may select from the options available. The contract offers several income phase payment options (see "The Income Phase"). In general, you may:

- Receive income phase payments for a specified period of time or for life;
- Receive income phase payments monthly, quarterly, semi-annually or annually;
- Select an income phase option that provides for payments to your beneficiary; and
- Select income phase payments that are fixed or vary based on the performance of the variable investment options you select.

Fee Table

In this Section:

- ▹ Maximum Contract Holder Transaction Expenses
- ▹ Annual Maintenance Fee
- ▹ Maximum Separate Account Annual Expenses
- ▹ Total Annual Fund Operating Expenses
- ▹ Fees Deducted by the Funds
- ▹ Hypothetical Examples

Also see the "Fees" section for:

- ▹ How, When and Why Fees are Deducted
- ▹ Reduction, Waiver and/or Elimination of Certain Fees
- ▹ Premium and Other Taxes
- ▹ ING GET Fund Guarantee Charge

Also see "The Income Phase" Section for:

- ▹ Fees During the Income Phase

The following tables describe the fees and expenses that you will pay when buying, owning, and withdrawing from your contract. The first table describes the fees and expenses that you will pay at the time that you buy the contract, withdraw from the contract, or transfer cash value between investment options. State premium taxes may also be deducted. See "The Income Phase" for fees that may apply after you begin receiving payments under the contract.

Maximum Contract Holder Transaction Expenses

Early Withdrawal Charge[1] (as a percentage of amount withdrawn)

Applicable to contracts issued with:

Early Withdrawal Schedule A	1%
Early Withdrawal Schedule B	5%
Early Withdrawal Schedule C	6%
Transfer Charges	$0.00 - $10.00[2]

[1] This is a deferred sales charge. See "Fees - Early Withdrawal Charge" for a description of which early withdrawal charge schedule applies to each contract. The early withdrawal charge reduces over time. The total early withdrawal charge deducted will not exceed 8.5% of the total purchase payments made to the contract. These fees may be waived in certain circumstances. See the "Fees" section.

[2] During the accumulation phase, we allow you twelve free transfers among investment options each calendar year. We reserve the right to charge $10 for each additional transfer. We currently do not impose this charge. See "Transfers Among Investment Options."

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.

Annual Maintenance Fee	$25.00[3]
Maximum Separate Account Annual Expenses (as a percentage of average account value)	
Mortality and Expense Risk Charge	1.25%[4]
Administrative Expense Charge	0.00% - 0.25%[5]
ING GET Fund Guarantee Charge[6]	0.25%
Total Separate Account Annual Expenses	1.50% - 1.75%

[3] The annual maintenance fee may be waived if your account value is $10,000 or greater on the day before the maintenance fee is deducted. Additionally, for 1992 contracts, if the initial purchase payment was $10,000 or greater, the annual maintenance fee is $0. See "Fees - Annual Maintenance Fee."

[4] This illustrates the maximum mortality and expense risk charge that may be deducted under the contracts. For 2004 and 1994 contracts, which we currently sell, this charge may be reduced to 1.15% under certain circumstances. See "Fees - Mortality and Expense Risk Charge."

[5] We currently do not impose this charge, however, if allowed by your contract, we reserve the right to charge up to 0.25% annually. See "Fees - Administrative Expense Charge."

[6] The ING GET Fund Guarantee Charge is deducted daily during the guarantee period only from amounts allocated to the ING GET U.S. Core Portfolio investment option. See "Investment Options—ING GET U.S. Core Portfolio" and "Fees—ING GET U.S. Core Portfolio Guarantee Charge" for a description of the ING GET Fund guarantee charge.

The next item shows the minimum and maximum total operating expenses charged by the funds that you may pay periodically during the time that you own the contract without taking into account any fee waiver or expense reimbursement arrangements that may apply. The minimum and maximum expenses listed below are based on expenses for the funds' most recent fiscal year ends. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

	Minimum	Maximum
Total Annual Fund Operating Expenses*		
(expenses that are deducted from fund assets, including management fees, distribution (12b-1) and/or service fees, and other expenses)	0.35%	1.65%

* After taking into account any fee waiver or expense reimbursement arrangements, the minimum and maximum total fund operating expenses would be 0.35% and 1.55%, respectively. The fund having the minimum expense percentage is not subject to any contractual fee waiver or expense reimbursement arrangements. The fund having the maximum expense percentage is subject to a contractual fee waiver/expense reimbursement arrangement through April 30, 2005.

Fees Deducted by the Funds

Using this Information. The following table shows the investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually by each fund. See the "Fees" section of this prospectus and the fund prospectuses for additional information.

How Fees are Deducted. Fund fees are not deducted from account values. Instead, they are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares. The fees and expense information shown in the following table was provided by the funds. Except as noted below, the following figures are a percentage of the average net assets of each fund, and are based on figures for the year ended December 31, 2003. There is no guarantee that actual expenses will be the same as those shown in the table.

Fund Expense Table[1]

Fund Name	Management (Advisory) Fees	12b-1 Fee	Other Expenses	Total Annual Fund Operating Expenses	Fees and Expenses Waived or Reimbursed	Net Annual Fund Operating Expenses
AIM V.I. Capital Appreciation Fund (Series I)	0.61%	--	0.24%	0.85%	--	0.85%
AIM V.I. Core Equity Fund (Series I)	0.61%	--	0.20%	0.81%	--	0.81%
AIM V.I. Growth Fund (Series I)[2]	0.63%	--	0.27%	0.90%	--	0.90%
AIM V.I. Premier Equity Fund (Series I)	0.61%	--	0.24%	0.85%	--	0.85%
Calvert Social Balanced Portfolio[3]	0.70%	--	0.23%	0.93%	--	0.93%
Fidelity® VIP Contrafund® Portfolio (Initial Class)	0.58%	--	0.09%	0.67%	--	0.67%
Fidelity® VIP Equity-Income Portfolio (Initial Class)	0.48%	--	0.09%	0.57%	--	.57%
Fidelity® VIP Growth Portfolio (Initial Class)	0.58%	--	0.09%	0.67%	--	0.67%
Fidelity® VIP Overseas Portfolio (Initial Class)	0.73%	--	0.17%	0.90%	--	0.90%
Franklin Small Cap Value Securities Fund (Class 2)[4]	0.57%	0.25%	0.19%	1.01%	--	1.01%
ING Aeltus Enhanced Index Portfolio (Service Class) [5]	0.60%	--	0.45%	1.05%	--	1.05%
ING Alger Aggressive Growth Portfolio (Service Class) [5]	0.85%	--	0.45%	1.30%	--	1.30%
ING Alger Growth Portfolio (Service Class)[5]	0.80%	--	0.45%	1.25%	--	1.25%

Fund Name	Management (Advisory) Fees	12b-1 Fee	Other Expenses	Total Annual Fund Operating Expenses	Fees and Expenses Waived or Reimbursed	Net Annual Fund Operating Expenses
ING American Century Small Cap Value Portfolio (Service Class) [5][6]	1.00%	--	0.65%	1.65%	0.10%	1.55%
ING Baron Small Cap Growth Portfolio (Service Class) [5][6]	0.85%	--	0.65%	1.50%	0.05%	1.45%
ING GET U.S. Core Portfolio [7][8][9]	0.60%	0.25%	0.15%	1.00%	--	1.00%
ING Goldman Sachs® Capital Growth Portfolio (Service Class) [5]	0.85%	--	0.45%	1.30%	--	1.30%
ING JPMorgan Fleming International Portfolio (Initial Class)	0.80%	--	0.20%	1.00%	--	1.00%
ING JPMorgan Mid Cap Value Portfolio (Service Class) [5]	0.75%	--	0.60%	1.35%	--	1.35%
ING MFS Capital Opportunities Portfolio (Initial Class)	0.65%	--	0.25%	0.90%	--	0.90%
ING MFS Global Growth Portfolio (Service Class) [5]	0.60%	--	0.85%	1.45%	--	1.45%
ING OpCap Balanced Value Portfolio (Service Class) [5]	0.80%	--	0.45%	1.25%	--	1.25%
ING PIMCO Total Return Portfolio (Service Class) [5]	0.50%	--	0.60%	1.10%	--	1.10%
ING Salomon Brothers Aggressive Growth Portfolio (Initial Class)	0.70%	--	0.13%	0.83%	--	0.83%
ING Salomon Brothers Fundamental Value Portfolio (Service Class) [5]	0.90%	--	0.45%	1.35%	--	1.35%
ING Salomon Brothers Investors Value Portfolio (Service Class) [5]	0.80%	--	0.45%	1.25%	--	1.25%
ING T. Rowe Price Growth Equity Portfolio (Initial Class)	0.60%	--	0.15%	0.75%	--	0.75%
ING UBS U.S. Allocation Portfolio (Service Class) [5][10]	0.85%	--	0.45%	1.30%	--	1.30%
ING UBS U.S. Large Cap Equity Portfolio (Initial Class)	0.70%	--	0.15%	0.85%	--	0.85%
ING Van Kampen Comstock Portfolio (Service Class) [5][6]	0.60%	--	0.60%	1.20%	0.07%	1.13%
ING VP Balanced Portfolio, Inc. (Class I) [11]	0.50%	--	0.10%	0.60%	--	0.60%
ING VP Bond Portfolio (Class I) [11]	0.40%	--	0.10%	0.50%	--	0.50%
ING VP Global Science and Technology Portfolio (Class I) [11][12]	0.95%	--	0.15%	1.10%	--	1.10%
ING VP Growth and Income Portfolio (Class I) [11]	0.50%	--	0.10%	0.60%	--	0.60%
ING VP Growth Portfolio (Class I) [11][12]	0.60%	--	0.11%	0.71%	--	0.71%
ING VP Index Plus LargeCap Portfolio (Class I) [11][12]	0.35%	--	0.08%	0.43%	--	0.43%
ING VP Index Plus MidCap Portfolio (Class I) [11][12]	0.40%	--	0.10%	0.50%	--	0.50%
ING VP Index Plus SmallCap Portfolio (Class I) [11][12]	0.40%	--	0.16%	0.56%	--	0.56%
ING VP International Equity Portfolio (Class I) [11][12]	0.85%	--	0.53%	1.38%	--	1.38%
ING VP International Value Portfolio (Class I) [13][14][15]	1.00%	--	0.45%	1.45%	--	1.45%
ING VP MidCap Opportunities Portfolio (Class I) [13][14][15]	0.75%	--	0.46%	1.21%	0.31%	0.90%
ING VP Money Market Portfolio (Class I) [11]	0.25%	--	0.10%	0.35%	--	0.35%
ING VP Real Estate Portfolio (Class I) [13][14][15]	0.80%	--	0.45%	1.25%	0.20%	1.05%

Fund Name	Management (Advisory) Fees	12b-1 Fee	Other Expenses	Total Annual Fund Operating Expenses	Fees and Expenses Waived or Reimbursed	Net Annual Fund Operating Expenses
ING VP Small Company Portfolio (Class I) [11][12]	0.75%	--	0.10%	0.85%	--	0.85%
ING VP SmallCap Opportunities Portfolio (Class I) [13][14][15]	0.75%	--	0.32%	1.07%	--	1.07%
ING VP Strategic Allocation Balanced Portfolio (Class I) [11][12]	0.60%	--	0.14%	0.74%	--	0.74%
ING VP Strategic Allocation Growth Portfolio (Class I) [11][12]	0.60%	--	0.15%	0.75%	--	0.75%
ING VP Strategic Allocation Income Portfolio (Class I) [11][12]	0.60%	--	0.14%	0.74%	--	0.74%
ING VP Value Opportunity Portfolio (Class I) [11][12]	0.60%	--	0.10%	0.70%	--	0.70%
Janus Aspen Balanced Portfolio (Institutional Shares)	0.65%	--	0.02%	0.67%	--	0.67%
Janus Aspen Capital Appreciation Portfolio (Service Shares)	0.65%	0.25%	0.03%	0.93%	--	0.93%
Janus Aspen Flexible Income Portfolio (Institutional Shares)	0.60%	--	0.04%	0.64%	--	0.64%
Janus Aspen Growth Portfolio (Institutional Shares)	0.65%	--	0.02%	0.67%	--	0.67%
Janus Aspen Mid Cap Growth Portfolio (Institutional Shares)	0.65%	--	0.02%	0.67%	--	0.67%
Janus Aspen Worldwide Growth Portfolio (Institutional Shares)	0.65%	--	0.06%	0.71%	--	0.71%
Lord Abbett Series Fund - Growth and Income Portfolio (Class VC)	0.50%	--	0.35%	0.85%	--	0.85%
Lord Abbett Series Fund - Mid-Cap Value Portfolio (Class VC)	0.75%	--	0.33%	1.08%	--	1.08%
Oppenheimer Global Securities Fund/VA	0.63%	--	0.04%	0.67%	--	0.67%
Oppenheimer Strategic Bond Fund/VA	0.72%	--	0.03%	0.75%	--	0.75%
Pioneer Equity Income VCT Portfolio (Class I)	0.65%	--	0.13%	0.78%	--	0.78%
Pioneer Fund VCT Portfolio (Class I)	0.65%	--	0.11%	0.76%	--	0.76%
Pioneer Mid Cap Value VCT Portfolio (Class I)	0.65%	--	0.11%	0.76%	--	0.76%

Footnotes to "Fund Expense Table

(1) The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in this Fund Expense Table and the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fees and expenses shown above. See "Fees – Fund Expenses" for additional information.

(2) As a result of a reorganization of another fund into the Fund, which occurred on April 30, 2004, the Fund's Total Annual Operating Expenses have been restated to reflect current expenses.

(3) Expenses are based on the Portfolio's most recent fiscal year. Management fees include the Subadvisory fees paid by the Advisor (Calvert Asset Managements Company, Inc.) and the administrative fee paid by the portfolio to Calvert Administrative Services Company, an affiliate of the Advisor.

(4) The Fund's Class 2 distribution plan or "Rule 12b-1 plan" is described in the Fund's prospectus. While the maximum amount payable under the Fund's Class 2 Rule 12b-1 plan is 0.35% per year of the Fund's Class 2 average annual net assets, the Fund's Board of Trustees has set the current rate at 0.25% per year. The Fund's manager has agreed in advance to reduce its fee to reflect reduced services resulting from the Fund's investment in a Franklin Templeton money fund. This reduction is required by the Fund's Board of Trustees and an order of the Securities and Exchange Commission. The reduction for the Fund's last fiscal year end which is not reflected in the table above was 0.02%.

(5)   Other Expenses shown in the above table include a Shareholder Services fee of 0.25%.

(6)   The Administrator of the Fund has contractually agreed to waive all or a portion of its administrative services fees and/or reimburse administrative expenses for the American Century Small Cap Value, the Baron Small Cap Growth, and the Van Kampen Comstock Portfolios so that the Total Net Fund Annual Operating Expenses for these Portfolios shall not exceed 1.55%, 1.45%, and 1.13%, respectively, through April 30, 2005. Without this waiver, the Total Net Fund Annual Operating Expenses would be 1.65% for American Century Small Cap Value, 1.50% for Baron Small Cap Growth and 1.20% for Van Kampen Comstock.

(7)   Investments are accepted into the ING GET U.S. Core Portfolio only during the Offering Period. See Appendix IV in the contract prospectus for a listing of Offering and Guarantee Periods for projected ING GET U.S. Core Portfolio offerings.

(8)   The table above shows the estimated operating expenses during the Guarantee Period for the Series as a ratio of expenses to average daily net assets. Expenses during the Offering Period are: 0.25% Management (Advisory) Fees; 0.25% 12b-1 Fee; 0.15% Other Expenses; and 0.65% Total Annual Fund Operating Expenses and Net Annual Fund Operating Expenses. Pursuant to a Plan of Distribution adopted by the Series under Rule 12b-1 under the 1940 Act, the Series pays ING Funds Distributor, LLC (the "Distributor") an annual fee of up to 0.25% of average daily net assets attributable to the Series' shares. The distribution fee may be used by the Distributor for the purpose of promoting the sale of the Series' shares and providing certain related services. For additional information, please see the Series' SAI.

(9)   ING Investments, LLC, the investment adviser to the Series, has entered into an expense limitation contract with the Series under which it will limit expenses of the Series, excluding expenses such as interest, taxes, brokerage and extraordinary expenses, through December 31, 2004. The expense limit for the Series is shown as Net Annual Fund Operating Expenses in the table above. For further information regarding the expense limitation agreements, see the Fund's prospectus.

(10) Management/(Advisory) Fees have been restated to reflect a decrease from 0.90% to 0.85% effective May 1, 2004.

(11) The table above shows the estimated operating expenses for Class I shares of each Portfolio as a ratio of expenses to average daily net assets. These estimates are based on each Portfolio's actual operating expenses for its most recently completed fiscal year and fee waivers to which the Portfolio's investment adviser has agreed for each Portfolio.

(12) ING Investments, LLC, the investment adviser to each Portfolio, entered into written expense limitation agreements with each Portfolio under which it will limit expenses of the Portfolios, excluding interest, brokerage and extraordinary expenses, subject to possible recoupment by the adviser within three years. The amount of each Portfolio's expenses waived, reimbursed or recouped during the last fiscal year by the adviser was 0.23% for ING VP International Equity Portfolio; 0.04% for ING VP Strategic Allocation Balanced Portfolio and 0.09% for ING VP Strategic Allocation Income Portfolio. For each Portfolio, the expense limits will continue through at least December 31, 2004. For further information regarding the expense limitation agreements, see the Fund's prospectus.

(13) The above table shows the estimated operating expenses for Class I shares of each Portfolio as a ratio of expenses to average daily net assets. With the exception of the ING VP Real Estate Portfolios these estimates are based on each Portfolio's actual operating expenses for its most recently completed fiscal year, as adjusted for contractual changes, if any, and fee waivers to which the Portfolio's investment adviser has agreed for each Portfolio. For the ING VP Real Estate Portfolios, which had not commenced operations prior to December 31, 2003, the Portfolio's fiscal year end, expenses are based on estimated amounts for the current year.

(14) ING Funds Services, LLC receives an annual administration fee equal to 0.10% of average daily net assets which is included in Other Expenses in the above table. For the ING VP Real Estate Portfolio, which had not commenced operations prior to December 31, 2003, the Portfolio's fiscal year end, Other Expenses are based on estimated amounts for the current fiscal year. For all other Portfolios estimated Other Expenses are based on each Portfolio's actual Other Expenses for its most recently completed fiscal year.

(15) ING Investments, LLC, the investment adviser to each Portfolio, has entered into a written expense limitation agreement with each Portfolio under which it will limit expenses of the Portfolio, excluding interest, taxes, brokerage and extraordinary expenses, subject to possible recoupment by the adviser within three years. For each Portfolio except ING VP MidCap Opportunities and ING VP Real Estate Portfolios, the expense limits will continue through at least December 31, 2004. The amount of each Portfolio's expenses waived, reimbursed or recouped during the last fiscal year by the adviser which is not reflected in the above table was 0.45% for ING VP International Value Portfolio and 0.17% for ING VP SmallCap Opportunities Portfolio. For ING VP MidCap Opportunities and ING VP Real Estate Portfolios, the expense limits will continue through at least December 31, 2005. For further information regarding the expense limitation agreements, see the Fund's prospectus.

Hypothetical Examples

The following Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract holder transaction expenses, contract fees, separate account annual expenses including the annual maintenance fee of $25 (converted to a percentage of assets equal to 0.116%), and fund fees and expenses.

Example 1: The following Examples assume that you invest $10,000 in the contract for the time periods indicated. The Examples also assume that your investment has a 5% return each year and assume the **maximum** fees and expenses of any of the funds as listed in the "Total Annual Fund Operating Expenses" column in the Fund Expense Table above. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	(A) If you withdraw your entire account value at the end of the applicable time period:				(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period*:			
	1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
Based on Early Withdrawal Schedule A	$329	1,006	$1,705	$3,564	$329	$1,006	$1,705	$3,564
Based on Early Withdrawal Schedule B	$838	$1,532	$2,141	$3,564	$329	$1,006	$1,705	$3,564
Based on Early Withdrawal Schedule C	$940	$1,427	$1,923	$3,564	$329	$1,006	$1,705	$3,564

Example 2: The following Examples assume that you invest $10,000 in the contract for the time periods indicated. The Examples also assume that your investment has a 5% return each year and assume the **minimum** fees and expenses of any of the funds as listed in the "Total Annual Fund Operating Expenses" column in the Fund Expense Table above. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	(A) If you withdraw your entire account value at the end of the applicable time period:				(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period*:			
	1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
Based on Early Withdrawal Schedule A	$200	$617	$1,060	$2,292	$200	$617	$1,060	$2,292
Based on Early Withdrawal Schedule B	$715	$1,164	$1,525	$2,292	$200	$617	$1,060	$2,292
Based on Early Withdrawal Schedule C	$818	$1,055	$1,293	$2,292	$200	$617	$1,060	$2,292

* Example B will not apply during the income phase if you select a nonlifetime income phase payment option with variable payments and take a lump-sum withdrawal within five years after you begin receiving payments (or within three years for 1992 contracts). In these circumstances, the lump-sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge. Refer to Example A.

Condensed Financial Information

Understanding Condensed Financial Information. In Appendix V of this prospectus, we provide condensed financial information about the Variable Annuity Account C (the separate account) subaccounts you may invest in through the contract. The numbers show the year-end unit values of each subaccount over the past ten years. For subaccounts that were not available ten years ago, we give a history from the date of first availability.

Investment Options

The contract offers variable investment options and fixed interest options.

Variable Investment Options. These options are called subaccounts. The subaccounts are within Variable Annuity Account C, a separate account of the Company. Each subaccount invests in a specific mutual fund. You do not invest directly in or hold shares in the funds.

▷ **Mutual Fund (fund) Descriptions.** We provide brief descriptions of the funds in Appendix IV. Investment results of the funds are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Unless otherwise noted, all funds are diversified as defined under the Investment Company Act of 1940. Please refer to the fund prospectuses for additional information. Fund prospectuses may be obtained, free of charge, from our Home Office at the address and telephone number listed in "Contract Overview-Questions: Contacting the Company," by accessing the SEC's web site or by contacting the SEC Public Reference Room.

Fixed Interest Options. For descriptions of the fixed interest options, see Appendices I, II and III and the Guaranteed Accumulation Account prospectus.

ING GET U.S. Core Portfolio. An ING GET U.S. Core Portfolio ("ING GET Fund") series may be available during the accumulation phase of the contract. We make a guarantee, as described below, when you allocate money into an ING GET Fund series. Each ING GET Fund series has an offering period of three months which precedes the guarantee period. The ING GET Fund investment option may not be available under your contract, under your plan, or in your state.

Various series of the ING GET Fund may be offered from time to time and additional charges will apply if you elect to invest in one of these series. Please see Appendix IV for a projected schedule of ING GET Fund Series Offerings. The Company makes a guarantee when you direct money into an ING GET Fund series. We guarantee that the value of an accumulation unit of the ING GET Fund subaccount for that series under the Contract on the maturity date will not be less than its value as determined after the close of business on the last day of the offering period for that ING GET Fund series. If the value on the maturity date is lower than it was on the last day of the offering period, we will add funds to the ING GET Fund subaccount for that series to make up the difference. This means that if you remain invested in the ING GET Fund series until the maturity date, at the maturity date, you will receive no less than the value of your separate account investment directed to the ING GET Fund series as of the last day of the offering period, less charges not reflected in the accumulation unit value such as the maintenance fee and less any amounts you transfer or withdraw from the ING GET Fund subaccount for that series. The value of dividends and distributions made by the ING GET Fund series throughout the guarantee period is taken into account in determining whether, for purposes of the guarantee, the value of your ING GET Fund investment on the maturity date is no less than its value as of the last day of the offering period. If you withdraw or transfer funds from an ING GET Fund series prior to the maturity date, we will process the transactions at the actual unit value next determined after we receive your request. The ING GET Fund subaccount is not available for dollar cost averaging, automatic rebalancing, or for income phase payments.

Before the maturity date, we will send a notice to each participant who has allocated amounts to the ING GET Fund series. This notice will remind you that the maturity date is approaching and that you must choose other investment options for your ING GET Fund series amounts. If you do not make a choice, on the maturity date we will transfer your ING GET Fund series amounts to another available series of the ING GET Fund that is then accepting deposits under your contract or plan. If no ING GET Fund is then available under your contract or plan, we will transfer your ING GET Fund series amounts to a balanced fund advised by ING Investments, LLC (or another adviser affiliated with the Company) available under the contract that has the best 5-year standardized performance. If there are no such balanced funds available under the contract, we will transfer your ING GET Fund series amounts to a core U.S. equity fund advised by ING Investments, LLC (or another adviser affiliated with the Company) available under the contract that has the best 5year standardized performance. All amounts not transferred to a new ING GET Fund series, as outlined above, will be subject to market risk including the possible loss of principal.

Please see the ING GET U.S. Core Portfolio prospectus for a complete description of the ING GET Fund investment option, including charges and expenses.

Selecting Investment Options

- **Choose options appropriate for you.** Your sales representative can help you evaluate which investment options may be appropriate for your financial goals.

- **Understand the risks associated with the options you choose.** Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have values that rise and fall more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to risks not associated with domestic investments, and their investment performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks.

- **Be informed.** Read this prospectus, the fund prospectuses, the Guaranteed Interest Account, Fixed Account and Guaranteed Accumulation Account appendices and the Guaranteed Accumulation Account prospectus.

Limits on Availability of Options. Some funds or fixed interest options may be unavailable through your contract or in your state. We may add, withdraw or substitute funds, subject to the conditions in your contract and compliance with regulatory requirements. In the case of a substitution, the new fund may have different fees and charges than the fund it replaced**.**

Limits on How Many Investment Options You May Select. You may select no more than 18 investment options during the accumulation phase. Each subaccount, the Fixed Account, and each classification of the Guaranteed Interest Account and Guaranteed Accumulation Account that you select is considered an investment option, even if you no longer have amounts allocated to it. For 2004 and 1994 contracts, you may select no more than ten investment options at any one time.

Limits Imposed by the Underlying Fund. Orders for the purchase of fund shares may be subject to acceptance or rejection by the underlying fund. We reserve the right to reject, without prior notice, any allocation of a purchase payment to a subaccount if the subaccount's investment in the corresponding fund is not accepted by the fund for any reason.

Additional Risks of Investing in the Funds *(Mixed and Shared Funding)*

"Mixed funding" occurs when shares of a fund, which the subaccounts buy for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

"Shared funding" occurs when shares of a fund, which the subaccounts buy for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts.

▷ Mixed-bought for annuities and life insurance.
▷ Shared-bought by more than one company.

It is possible that a conflict of interest may arise due to mixed and/or shared funding, which could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each fund's Board of Directors or Trustees will monitor events to identify any conflicts which may arise and to determine what action, if any, should be taken to address such conflicts.

Transfers Among Investment Options

During the accumulation phase, you may transfer amounts among the available subaccounts. We allow you 12 free transfers each calendar year. We reserve the right to charge $10.00 for each additional transfer. We currently do not impose this charge.

Transfers from fixed interest options are restricted as outlined in Appendices I, II and III. Transfers must be made in accordance with the terms of the contract. You may not make transfers once you enter the income phase. See "The Income Phase."

Transfer Requests. Requests may be made in writing, by telephone or, where applicable, electronically.

Limits on Frequent or Disruptive Transfers. The contracts are not designed to serve as vehicles for frequent transfers. Frequent transfer activity can adversely affect fund performance, disrupt fund management strategies and increase fund expenses through:

- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners.

Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase or participate in the contracts.

We monitor transfer activity and reserve the right to take any necessary action if an individual's or organization's transfer activity:

- Exceeds our then-current monitoring standard for excessive trading;
- Is identified as problematic by an underlying fund;
- Is determined, in our sole discretion, to be not in the best interests of other contract owners; or
- Is determined, in our sole discretion, to be disruptive due to the excessive dollar amounts involved.

Such actions may include, but are not limited to, the suspension of transfer privileges via facsimile, telephone, email and internet, and the limiting of transfer privileges to submission by mail. We will notify you in writing if we take any of these actions.

Our current definition of excessive trading is more than one purchase and sale of the same underlying fund within a 30-day period. We do not count transfers associated with scheduled dollar cost averaging or automatic rebalancing programs and transfers involving certain de minimis amounts when determining whether trading activity is excessive. We reserve the right to modify our general standard, or the standard as it may apply to a particular fund, in our sole discretion and without notice, based upon, among other factors, the best interest of contract holders and fund investors, fund management considerations and state or federal regulatory developments.

We also reserve the right to restrict, in our sole discretion and without prior notice, transfers initiated by a market-timing organization or individual or other party authorized to give transfer instructions on behalf of multiple contract owners. Such restrictions may include:

- Not accepting transfer instructions from an agent acting on behalf of more than one contract owner; and
- Not accepting preauthorized transfer forms from market timers or other entities acting on behalf of more than one contract owner at a time.

The Company does not allow exceptions to our excessive trading policy. Our excessive trading policy may not be completely successful in preventing market timing or excessive trading activity.

Limits Imposed by Funds. Orders for the purchase of fund shares may be subject to acceptance or rejection by the underlying fund. We reserve the right to reject, without prior notice, any allocation of a purchase payment to a subaccount if the subaccount's investment in its corresponding fund is not accepted by the fund for any reason.

Value of Transferred Dollars. The value of amounts transferred into or out of the funds will be based on the subaccount unit values next determined after we receive your transfer request in good order at our Home Office, or if you are participating in the dollar cost averaging program, after your scheduled transfer or reallocation.

Telephone and Electronic Transactions: Security Measures. To prevent fraudulent use of telephone and electronic transactions (including, but not limited to, internet transactions), we have established security procedures. These include recording calls on our toll-free telephone lines and requiring use of a personal identification number (PIN) to execute transactions. You are responsible for keeping your PIN and account information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

The Dollar Cost Averaging Program. The 2004 and 1994 contracts permit participation in our dollar cost averaging program. Dollar cost averaging is an investment strategy whereby you purchase fixed dollar amounts of an investment at regular intervals, regardless of price. Under this program a fixed dollar amount is automatically transferred from certain variable investment options to one or more of the subaccounts you select. The amount applied must be no less than $100 per month over a period of at least 12 months. Allocations for periods of longer than 24 months must be consented to by the Company. Dollar cost averaging is not permitted into the ING GET Fund subaccount and is not available for fixed interest options (the Fixed Account, the Guaranteed Interest Account or the Guaranteed Accumulation Account).

Dollar cost averaging neither ensures a profit nor guarantees against loss in a declining market. You should consider your financial ability to continue purchases through periods of low price levels. There is no additional charge for this program and transfers made under this program do not count as transfers when determining the number of free transfers that may be made each calendar year. For additional information about this program, contact your sales representative or call us at the number listed in the "Contract Overview-Questions: Contacting the Company" section.

The Account Rebalancing Program. Under the 2004 contracts you may participate in account rebalancing. Account rebalancing allows you to reallocate your account value to match the investment allocations you originally selected. Only account values invested in the subaccounts (excluding the ING GET Fund subaccount) may be rebalanced. We automatically reallocate your account value annually (or more frequently as we allow). Account rebalancing neither ensures a profit nor guarantees against loss in a declining market. There is no additional charge for this program. If available under your contract, you may participate in this program by completing the account rebalancing election form or by contacting the Company at: ING, USFS Customer Service, Defined Contribution Administration, ATTN: Central Rollover Unit TN21, 151 Farmington Avenue, Hartford, CT 06156-1258, phone: 1-800-262-3862, fax: 860-723-9730.

Account rebalancing is not available if you elect to participate in the dollar cost averaging program.

Purchase

Contracts Available for Purchase. The contracts available for purchase are intended to qualify under the Tax Code as one of the following:

▷ A traditional Individual Retirement Annuity (IRA) under Tax Code section 408(b); or

▷ A Roth IRA under Tax Code section 408A.

The traditional IRA may be used as a funding option for a Simplified Employee Pension (SEP) plan under Tax Code section 408(k). The contract is not available as a "Simple IRA" as defined in Tax Code section 408(p).

Eligibility. Eligibility to contribute to a traditional IRA on a pre-tax basis or to establish a Roth IRA or to rollover or transfer from a traditional IRA to a Roth IRA depends upon your adjusted gross income.

How to Purchase. Complete the application and submit it and your initial purchase payment to the Company directly or through your sales representative. An account will not be set up until payment is received.

Acceptance or Rejection of your Application. We must accept or reject your application within two business days of receipt. If the application is incomplete, we may hold any forms and accompanying purchase payment(s) for five business days. We may hold purchase payments for longer periods, pending acceptance of the application only with your permission. If the application is rejected, the application and any purchase payments will be returned to you.

Purchase Payment Methods. The following purchase payment methods are allowed:

▷ Annual contributions. The initial purchase payment must be at least $1,000 and subsequent payments may be added as long as they meet our minimum requirements in place at that time. Installment purchase payments are allowed, provided that each installment purchase payment must be at least $85 (or $1,000 annually). Monthly installments must be made via automatic bank check plan (Pre-authorized Payment Plan Agreement). The first payment must be received with the application.

▷ Rollovers or transfers from one or more of the following sources:
  - A traditional IRA under Tax Code section 408(b);
  - A Roth IRA under Tax Code section 408A;
  - An individual retirement account under Tax Code section 408(a) or 403(a);
  - A tax-deferred annuity or custodial account under Tax Code section 403(b);
  - A qualified pension or profit sharing plan under Tax Code section 401(a) or 401(k); or
  - A governmental plan that qualifies under Tax Code section 457(b).

Rollovers or transfers must be a minimum of $1,500, and subsequent rollovers or payments may be added as long as they meet our minimum requirements in place at that time.

Factors to Consider in the Purchase Decision. The decision to purchase the contract should be discussed with your financial representative, making sure that you understand the investment options it provides, its other features, the risks and potential benefits you will face, and the fees and expenses you will incur. You should pay attention to the following issues, among others:

(1) Long-Term Investment - This contract is a long-term investment, and is typically most useful as part of a personal retirement plan. Early withdrawals may be restricted by the Tax Code or your plan or may expose you to early withdrawal charges or tax penalties. The value of deferred taxation on earnings grows with the amount of time funds are left in the contract. You should not participate in this contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½.

(2) Investment Risk - The value of investment options available under this contract may fluctuate with the markets and interest rates. You should not participate in this contract in order to invest in these options if you cannot risk getting back less money than you put in.

(3) Features and Fees - The fees for this contract reflect costs associated with the features and benefits it provides. As you consider this contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features.

(4) Exchanges - If this contract will be a replacement for another annuity contract, you should compare the two contracts carefully, compare the costs associated with each, and identify additional benefits available under this contract. You should consider whether these additional benefits justify incurring a new schedule of early withdrawal charges or any increased charges that might apply under this contract. Also, be sure to talk to your financial professional or tax adviser to make sure that the exchange will be handled so that it is tax-free.

Rollovers and direct transfers are permitted from a 401, 403(a) 403(b) or governmental 457(b) arrangement to a traditional IRA. Distributions from these arrangements are not permitted to be transferred or rolled over to a Roth IRA. A Roth IRA can accept transfers/rollovers only from a traditional IRA, subject to payment of ordinary income tax, or from another Roth IRA.

Purchase in the State of New York. The availability of the 2004 contract in the State of New York is subject to regulatory approval. The 1994 contract is not available in the State of New York.

Allocating Purchase Payments to the Investment Options. We will allocate your purchase payments among the investment options you select. Allocations must be in whole percentages and there may be limits on the number of investment options you may select. When selecting investment options, you may find it helpful to review the "Investment Options" section.

Right to Cancel

When and How to Cancel. You may cancel your contract within ten days of receipt (some states require more than ten days) by returning it to our Home Office along with a written notice of cancellation.

Refunds. We will issue you a refund within seven days of our receipt of your contract and notice of cancellation. Your refund will equal all purchase payments made.

If the purchase payments for your cancelled contract came from a rollover from another contract issued by us or one of our affiliates where an early withdrawal charge was reduced or eliminated, the purchase payments will be restored to your prior contract.

Replacement Contracts Issued After April 1, 2004. Subject to regulatory approval of the 2004 contracts, you may cancel your contract within ten days of receipt (some states require more than ten days) by returning it to our Home Office along with a notice of cancellation. Your refund will equal all purchase payments made if canceled within 10 days. After 10 days, your refund will equal amounts contributed to the contract or account(s), as applicable, plus any earnings or less any losses attributable to the investment options in which amounts were invested, except in states that require return of premium throughout the free look period.

Fees

The following repeats and adds to information provided in the "Fee Table" section. Please review both sections for information on fees.

Transaction Fees

Early Withdrawal Charge

Withdrawals of all or a portion of your account value may be subject to a charge. In the case of a partial withdrawal, the amount withdrawn from your account will be the amount you specified plus adjustment for any applicable early withdrawal charge.

Amount. The charge is a percentage of the amount that you withdraw. The percentage will be determined by the early withdrawal charge schedule that applies to your contract. The schedules are listed below and appear on your contract schedule page. The charge will never be more than 8 ½% of your total purchase payments to the contract.

Purpose. This is a deferred sales charge. It reimburses us for some of the sales and administrative expenses associated with the contract. If our expenses are greater than the amount we collect for the early withdrawal charge, we may use any of our corporate assets, including potential profit that may arise from the mortality and expense risk charge, to make up any difference.

Early Withdrawal Charge Schedules

(Your contract schedule page shows which of the following early withdrawal charge schedules applies to you.)

Schedule A	
Contract Years	**Early Withdrawal Charge**
Fewer than 1	1%
1 or more	0%

Schedule A applies to 2004 and 1994 contracts established with amounts that were transferred or rolled over from the Company's unregistered contracts, including amounts rolled over into a Roth IRA in connection with a conduit traditional IRA and Company general account contracts issued in connection with Tax Code sections 401, 403 and governmental 457 plans. It also applies to previously-issued 1992 contracts established with amounts transferred from certain contracts issued by the Company under certain pension or profit sharing retirement plans only where you were not subject to an early withdrawal charge (deferred sales charge) under the prior contract at the time of transfer. The early withdrawal charge is based on the number of completed contract years since the date of initial payment to the new contract.

Types of Fees

There are five types of fees or deductions which may affect your account:

▷ **Transaction Fees**
- Early Withdrawal Charge
- Annual Maintenance Fee
- Transfer Charge

▷ **Fees Deducted from Investments in the Separate Account**
- Mortality and Expense Risk Charge
- Administrative Expense Charge

▷ **Fees Deducted by the Funds**

▷ **Premium and Other Taxes**

▷ **ING GET Fund Guarantee Charge**

Schedule B	
Contract Years	**Early Withdrawal Charge**
Less than 5	5%
5 or more but fewer than 6	4%
6 or more but fewer than 7	3%
7 or more but fewer than 8	2%
8 or more but fewer than 9	1%
9 or more	0%

Schedule B applies to 1992 contracts established with amounts that were transferred from certain existing contracts issued by the Company where the contract holder had been subject to an early withdrawal charge (deferred sales charge). The beginning early withdrawal charge is based on the number of completed contract years since the initial payment to the predecessor contract.

Schedule C	
Contract Years	**Early Withdrawal Charge**
Less than 2	6%
2 or more but fewer than 3	5%
3 or more but fewer than 4	4%
4 or more but fewer than 5	3%
5 or more but fewer than 6	2%
6 or more but fewer than 7	1%
7 or more	0%

Schedule C applies to 2004 and 1994 contracts established with amounts that were transferred from contracts or arrangements offered by the Company in connection with Tax Code sections 401, 403 and 457 plans, (other than those contracts described above under Schedule A), and rollovers from IRAs under Tax Code sections 408 and 408A (to the extent such rollovers are allowed by the Company). Rather than assessing an early withdrawal charge on the predecessor contract, the early withdrawal charge is based on the number of completed contract years since the date of initial payment to the predecessor contract. For amounts rolled over from non-annuity contract arrangements offered by the Company in connection with Tax Code Sections 401, 403, and 457 plans, this will normally result in there being no early withdrawal charge applicable to the new contract. Schedule C also applies to all new purchases that are not connected with an internal transfer (e.g., external rollovers or contracts established with at least a $1,000 annual contribution), and to internal rollovers from certain variable life insurance contracts funding Tax Code section 401 qualified plans.

Waiver. The early withdrawal charge is waived if the amount withdrawn is due to one or more of the following:

▷   Used to provide income phase payments to you;

▷   Paid due to your death;

▷   Withdrawn under a systematic distribution option (See "Systematic Distribution Options");

▷ Paid upon a full withdrawal where your account value is $2,500 or less and no part of the account has been withdrawn during the prior 12 months; or

▷ Withdrawn in an amount of 10% or less of your account value, provided you are at least age 59½. This applies only to the first partial withdrawal in each calendar year and does not apply to full withdrawals, unless your contract is issued in the states of Washington, Florida or New Jersey. The 10% amount will be calculated using your account value as of the date the request is received in good order at our Home Office. When a systematic distribution option is selected, this provision includes any amounts paid under that election.

Annual Maintenance Fee

Maximum Amount. $25.00

When/How. Each year during the accumulation phase we deduct this fee on your contract anniversary. It is deducted on a pro rata basis from each subaccount and fixed interest option in which you have an allocation.

Purpose. This fee reimburses us for our administrative expenses related to establishing and maintaining your account.

Reduction or Elimination. We will eliminate the maintenance fee if your account value is $10,000 or greater on the day before the maintenance fee is deducted. For 1992 contracts, the maintenance fee is also eliminated if your initial purchase payment was $10,000 or greater.

Additionally, we may reduce or eliminate the maintenance fee if we anticipate savings on our administrative expenses for the sale because of one or more of the following:

▷ The size and type of group to whom the contract is offered; or

▷ The amount of expected purchase payments.

We will not unfairly discriminate against any person if we reduce or eliminate the maintenance fee. Any reduction or elimination of this fee will be done according to our own rules in effect at the time an application for a contract is approved. We reserve the right to change these rules from time to time.

Transfer Charge

Amount. $0.00

During the accumulation phase, we currently allow you 12 free transfers each calendar year. We reserve the right, however, to charge $10 for each additional transfer. We currently do not impose this charge.

Purpose. This charge reimburses us for administrative expenses associated with transferring your dollars among investment options.

Fees Deducted from Investments in the Separate Account

Mortality and Expense Risk Charge

Maximum Amount. This charge, on an annual basis, is equal to 1.25% of your account value invested in the subaccounts.

When/How. We deduct this charge daily from the subaccounts corresponding to the funds you select. We do not deduct this fee from any fixed interest option. This charge is deducted during the accumulation phase and the income phase.

Purpose. This charge compensates us for the mortality and expense risks we assume under the contracts.

▷ The mortality risks are those risks associated with our promise to make lifetime income phase payments based on annuity rates specified in the contract.

▷ The expense risk is the risk that the actual expenses we incur under the contract will exceed the maximum costs that we can charge.

If the amount we deduct for this charge is not enough to cover our mortality costs and expenses under the contract, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to make a profit from this charge.

Reduction. For 2004 and 1994 contracts, which we currently sell, we will reduce this charge to 1.15% provided one or more of the following conditions are met:

(1) The contract has remained in the accumulation phase for ten years following the initial payment;

(2) The initial payment is $250,000 or more; or

(3) The value of the contract is $250,000 or more on any anniversary of the date the initial purchase payment was applied.

Administrative Expense Charge

Amount. 0%

We currently do not impose this charge. We reserve the right, however, to charge up to 0.25% annually of your account value invested in the subaccounts.

When/How. If imposed, we deduct this charge daily from the subaccounts corresponding to the funds you select. We do not deduct this charge from the fixed interest options. This charge may be assessed during the accumulation phase and/or the income phase. If we are imposing this charge when you enter the income phase, the charge will apply to you during the entire income phase.

Purpose. This charge helps defray our administrative expenses that cannot be covered by the mortality and expense risk charge described above. The charge is not intended to exceed the average expected cost of administering the contract. We do not expect to make a profit from this charge.

Fees Deducted by the Funds

Amount. Each fund determines its own advisory fee, service fees or 12b-1 fees (if applicable) and other expenses. Service fees and 12b-1 fees are generally deducted from fund assets in order to pay for the servicing or distribution of fund shares. If a fund has such fees, some or all of such fees may be remitted to the Company as compensation for distribution or shareholder services performed by the Company with respect to the use of the funds as investment options under the contracts. The Fund Expense Table in this prospectus identifies which funds have service fees or 12b-1 fees. In addition to any service fees or 12b-1 fees that the Company may receive from a fund or its affiliate, the Company also receives compensation from certain funds or their affiliates for administrative, recordkeeping or other services provided by the Company to the fund or the fund affiliates. Such additional payments do not increase, directly or indirectly, the fund's fees and expenses. As of December 31, 2003, the amount of such additional payments ranged up to 0.425% annually for affiliated funds, and 0.25% annually for unaffiliated funds, of the average net assets held in a fund by the Company. For the AIM Funds, payments for administrative, recordkeeping or other services provided by the Company may be paid out of fund assets in an amount up to 0.25% annually. For a list of fund fees, see "Fee Table." The fees are described in more detail in each fund prospectus.

When/How. A fund's fees and expenses are not deducted from your account. Instead, they are reflected in the daily value of fund shares, which in turn will affect the daily value of the subaccounts.

Purpose. These fees and expenses help to pay the fund's investment adviser and operating expenses.

Premium and Other Taxes

Maximum Amount. Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending upon the jurisdiction.

When/How. We reserve the right to deduct premium taxes from your account value or from your purchase payments to the account at any time, but not before there is a tax liability under state law. For example, we may deduct premium taxes at the time of a complete withdrawal or we may reflect the cost of premium taxes in our income phase payment rates when you commence income phase payments. We will not deduct a charge for any municipal premium tax of 1% or less, but we reserve the right to reflect such an expense in our annuity purchase rates.

In addition, we reserve the right to assess a charge for any federal taxes due against the separate account. See "Taxation."

ING GET Fund Guarantee Charge

Various series of the ING GET Fund may be offered from time to time, and additional charges may apply if you elect to invest in one of these series. The ING GET Fund guarantee charge is deducted each business day during the guarantee period if you elect to invest in the ING GET Fund. The amount of the ING GET Fund guarantee charge is 0.25% and is deducted from amounts allocated to the ING GET Fund investment option. This charge compensates us for the cost of providing a guarantee of accumulation unit values of the ING GET Fund subaccount. See "Investment Options - ING GET U.S. Core Portfolio."

Your Account Value

During the accumulation phase, your account value at any given time equals:

▷ The current dollar value of amounts held in the subaccounts which takes into account investment performance and fees deducted from the subaccounts; plus

▷ The current dollar value of amounts invested in the fixed interest options, including interest earnings to date.

Subaccount Accumulation Units. When you select a fund as an investment option, your account dollars invest in "accumulation units" of the Variable Annuity Account C subaccount corresponding to that fund. The subaccount invests directly in the fund shares. The value of your interests in a subaccount is expressed as the number of accumulation units you hold multiplied by an "Accumulation Unit Value," as described below, for each unit.

Accumulation Unit Value (AUV). The value of each accumulation unit in a subaccount is called the accumulation unit value or AUV. The AUV varies daily in relation to the underlying fund's investment performance. The value also reflects deductions for fund fees and expenses, the mortality and expense risk charge and the administrative expense charge (if any). We discuss these deductions in more detail in "Fee Table" and "Fees."

Valuation. We determine the AUV every normal business day after the close of the New York Stock Exchange (normally at 4:00 p.m. Eastern Time). At that time we calculate the current AUV by multiplying the AUV last calculated by the net investment factor of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.

Current AUV = Prior AUV x Net Investment Factor

Net Investment Factor. The net investment factor for a subaccount between two consecutive valuations equals the sum of 1.0000 plus the net investment rate.

Net Investment Rate. The net investment rate is computed according to a formula that is equivalent to the following:

▷ The net assets of the fund held by the subaccount as of the current valuation; minus

▷ The net assets of the fund held by the subaccount at the preceding valuation; plus or minus

▷ Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed); divided by

▷ The total value of the subaccount's units at the preceding valuation; minus

▷ A daily deduction for the mortality and expense risk charge, the administrative expense charge, if any, and any other fees, such as guarantee charges for the ING GET Fund, deducted from investments in the separate account. See "Fees."

The net investment rate may be either positive or negative.

Hypothetical Illustration. As a hypothetical illustration, assume that your initial purchase payment to a contract is $5,000 and you direct us to invest $3,000 in Fund A and $2,000 in Fund B. Also assume that on the day we receive the purchase payment the applicable AUVs after the next close of business of the New York Stock Exchange (normally at 4:00 p.m. Eastern Time) are $10 for Subaccount A and $20 for Subaccount B. Your account is credited with 300 accumulation units of Subaccount A, and 100 accumulation units of Subaccount B.


$5,000 Purchase Payment
Step 1
ING Life Insurance and Annuity Company
Step 2
Variable Annuity Account C
Subaccount A 300 accumulation units
Subaccount B 100 accumulation units
Etc.
Step 3
Mutual Fund A
Mutual Fund B

Step 1: You make an initial purchase payment of $5,000.

Step 2:

A. You direct us to invest $3,000 in Fund A. The purchase payment purchases 300 accumulation units of Subaccount A ($3,000 divided by the current $10 AUV).

B. You direct us to invest $2,000 in Fund B. The purchase payment purchases 100 accumulation units of Subaccount B ($2,000 divided by the current $20 AUV).

Step 3: The separate account purchases shares of the applicable funds at the current market value (net asset value or NAV).

Each fund's subsequent investment performance, expenses and charges, and the daily charges deducted from the subaccount, will cause the AUV to move up or down on a daily basis.

Purchase Payments to Your Account. If all or a portion of your initial purchase payment is directed to the subaccounts, it will purchase subaccount accumulation units at the AUV next computed after our acceptance of your application as described in "Purchase." Subsequent purchase payments or transfers directed to the subaccounts will purchase subaccount accumulation units at the AUV next computed following our receipt of the purchase payment or transfer request in good order. The value of subaccounts may vary day to day.

Withdrawals

Taxes, Fees and Other Deductions

Amounts withdrawn may be subject to one or more of the following:

▷ **Early Withdrawal Charge** (see "Fees-Early Withdrawal Charge")

▷ **Annual Maintenance Fee** (see "Fees-Annual Maintenance Fee")

▷ **Market Value Adjustment** (see Appendix III and the Guaranteed Accumulation Account prospectus)

▷ **Tax Penalty** (see "Taxation")

▷ **Tax Withholding** (see "Taxation")

To determine which may apply to you, refer to the appropriate sections of this prospectus, contact your sales representative or call us at the number listed in "Contract Overview-Questions: Contacting the Company."

You may withdraw all or a portion of your account value at any time during the accumulation phase.

Steps for Making a Withdrawal

▷ Select the withdrawal amount.

(1) Full Withdrawal: You will receive, reduced by any required withholding tax, your account value allocated to the subaccounts, the Guaranteed Interest Account (with reduced interest yield), the Fixed Account, and the Guaranteed Accumulation Account (plus or minus any applicable market value adjustment), minus any applicable early withdrawal charge and annual maintenance fee.

(2) Partial Withdrawal (Percentage or Specified Dollar Amount): You will receive, reduced by any required withholding tax, the amount you specify, subject to the value available in your account. However, the amount actually withdrawn from your account will be adjusted by any applicable early withdrawal charge and any positive or negative market value adjustment for amounts withdrawn from the Guaranteed Accumulation Account or a reduced interest yield from the Guaranteed Interest Account.

▷ Select investment options. If you do not specify this, we will withdraw dollars proportionally from each of your investment options.

▷ Properly complete a disbursement form and submit it to our Home Office.

See Appendices I, II, III and the Guaranteed Accumulation Account prospectus for more information about withdrawals from the fixed interest options.

Calculation of Your Withdrawal. We determine your account value every normal business day after the close of the New York Stock Exchange (normally at 4:00 p.m. Eastern Time). We pay withdrawal amounts based on your account value as of the next valuation after we receive a request for withdrawal in good order at our Home Office, or on such later date as you specify on the disbursement form.

Delivery of Payment. Payments for withdrawal requests will be made in accordance with SEC requirements. Normally, your withdrawal amount will be sent no later than seven calendar days following our receipt of your disbursement form in good order.

Reinvesting a Full Withdrawal. Within 30 days after a full withdrawal, if allowed by law and the contract, you may elect to reinvest all or a portion of your withdrawal. We must receive any reinvested amounts within 60 days of the withdrawal. We reserve the right, however, to accept a reinvestment election received more than 30 days after the withdrawal and accept proceeds received more than 60 days after the withdrawal. We will credit your account for the amount reinvested based on the subaccount values next computed following our receipt of your request and the amount to be reinvested.

We will credit the amount reinvested proportionally for annual maintenance fees and early withdrawal charges imposed at the time of withdrawal. We will deduct from the amounts reinvested any annual maintenance fee which fell due after the withdrawal and before the reinvestment. We will reinvest in the same investment options and proportions in place at the time of withdrawal. If you withdraw amounts from a series of the ING GET Fund and then elect to reinvest them, we will reinvest them in a GET Fund series that is then accepting deposits, if one is available. If one is not available, we will reallocate your GET amounts among other investment options in which you invested, on a pro rata basis. The reinvestment privilege may be used only once. Special rules may apply to reinvestments of amounts withdrawn from the Guaranteed Interest Account and the Guaranteed Accumulation Account (see Appendices I and III). We will not credit your account for market value adjustments that we deducted at the time of your withdrawal from the Guaranteed Accumulation Account. Seek competent advice regarding the tax consequences associated with reinvestment.

Systematic Distribution Options

Features of a Systematic Distribution Option
A systematic distribution option allows you to receive regular payments from the contract, without moving into the income phase.

By remaining in the accumulation phase, you retain certain rights and investment flexibility not available during the income phase.

These options may be exercised at any time during the accumulation phase of the contract. The following systematic distribution options may be available:

▷ **SWO-Systematic Withdrawal Option.** SWO is a series of automatic partial withdrawals from your account based on a payment method you select. Consider this option if you would like a periodic income while retaining investment flexibility for amounts accumulated in the account. We will not deduct an early withdrawal charge from amounts paid under SWO; however, a market value adjustment may apply to amounts paid from the Guaranteed Accumulation Account. See Appendix III and the Guaranteed Accumulation Account prospectus for more information about the market value adjustment.

▷ **ECO-Estate Conservation Option.** ECO offers the same investment flexibility as SWO, but is designed for those who want to receive only the minimum distribution that the Tax Code requires each year. Under ECO, we calculate the minimum distribution amount required by law, beginning generally at age 70½, and pay you that amount once a year. ECO is not available under Roth IRA contracts. We will not deduct an early withdrawal charge nor apply a market value adjustment to any part of your account value paid under an ECO.

Other Systematic Distribution Options. We may add additional systematic distribution options from time to time. You may obtain additional information relating to any of the systematic distribution options from your sales representative or by calling us at the number listed in "Contract Overview-Questions: Contacting the Company."

Systematic Distribution Option Availability. If allowed by applicable law, we may discontinue the availability of one or more of the systematic distribution options for new elections at any time, and/or change the terms of future elections.

Eligibility for a Systematic Distribution Option. To determine if you meet the age and account value criteria and to assess terms and conditions that may apply, contact your sales representative or call us at the number listed in "Contract Overview-Questions: Contacting the Company."

Terminating a Systematic Distribution Option. You may revoke a systematic distribution option at any time by submitting a written request to our Home Office. ECO, once revoked, may not, unless allowed under the Tax Code, be elected again.

Charges and Taxation. When you elect a systematic distribution option, your account value remains in the accumulation phase and subject to the charges and deductions described in "Fees" and "Fee Table" sections. Taking a withdrawal under a systematic distribution option may have tax consequences. If you are concerned about tax implications, consult a qualified tax adviser before electing an option.

Death Benefit

During the Accumulation Phase. The contract provides a death benefit in the event of your death during the accumulation phase.

Who Receives the Death Benefit Proceeds? If you would like certain individuals to receive the death benefit when it becomes payable, you may name them as your beneficiaries. If you die and no beneficiary exists, the death benefit will be paid in a lump sum to your estate.

Designating Your Beneficiary. You may designate a beneficiary on your application or by contacting your sales representative or by calling us at the number listed in "Contract Overview-Questions: Contacting the Company."

Death Benefit Amount. The amount of the death benefit is equal to your account value as of the next time we value your account following the date on which we receive proof of your death and a payment request in good order. In addition to this amount, some states require we pay interest on amounts invested in fixed interest options, calculated from date of death at a rate specified by state law.

Subject to state regulatory approval, the 2004 Contracts provide a guaranteed death benefit if the contract beneficiary elects a lump-sum distribution or an income phase payment option. For those contracts, the guaranteed death benefit is the greater of:

(a) Your account value on the day that notice of death and request for payment are received in good order at our Home Office; plus any positive aggregate market value adjustment that applies to amounts allocated to the Guaranteed Accumulation Account; or

(b) The sum of payments (minus any applicable premium tax) made to your account, minus withdrawals made from your account on the day the notice of death and request for payment are received in good order at our Home Office.

For amounts held in the Guaranteed Interest Account, the full annual Guaranteed Interest Rate will be credited. For amounts held in the Guaranteed Accumulation Account, any positive aggregate market value adjustment (the sum of all market value adjustments calculated due to a withdrawal) will be included in your account value. If a negative aggregate market value adjustment applies, it would be deducted only if the death benefit is paid more than six months after your death. We describe the market value adjustment in Appendix III and in the Guaranteed Accumulation Account prospectus.

This section provides information about the death benefit during the accumulation phase.

For death benefit information applicable to the income phase, see "The Income Phase."

Death Benefit Payment Options. Unless otherwise requested, we will mail payment to the beneficiary within seven days after we receive proof of death and payment request acceptable to us. If allowed by the Tax Code, and not otherwise restricted by the contractholder, the designated beneficiary may elect to have the death benefit proceeds paid in any one of the following ways:

▷ Lump-sum payment;

▷ Payment in accordance with any of the available income phase payment options (see "The Income Phase"); or

▷ If the beneficiary is your spouse, payment in accordance with any of the available systematic distribution options (see "Systematic Distribution Options").

Unless the beneficiary elects otherwise, lump-sum payments will generally be made into an interest bearing account that is backed by our general account. This account can be accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time through the checkbook without penalty. Interest credited on this account may be less than under other settlement options under the contract.

The following options are also available to the beneficiary, however, the Tax Code limits how long the death benefit proceeds may be left in these options:

▷ Leave the account value invested in the contract; or

▷ For certain contracts, leave the account value on deposit in the Company's general account, and receive monthly, quarterly, semi-annual or annual interest payments at the interest rate then being credited on such deposits. The beneficiary can withdraw the balance on deposit at any time or request to receive income payments in accordance with any of the available income phase payment options. See "The Income Phase."

Unless otherwise restricted by the contract holder, the beneficiary may choose to apply any portion of the death benefit to an annuity option or to receive a lump-sum payment

Taxation. The Tax Code requires distribution of death benefit proceeds within a certain period of time. Failure to begin receiving death benefit payments within those time periods can result in tax penalties. Regardless of the method of payment, death benefit proceeds will generally be taxed to the beneficiary in the same manner as if you had received those payments. See "Taxation" for additional information.

The Income Phase

During the income phase you stop contributing dollars to the contract and start receiving payments from your accumulated account value.

Initiating Income Phase Payments. At least 30 days prior to the date you want to start receiving income phase payments, you must notify us in writing of the following:

▷ Payment start date;

▷ Payment option (see the income phase payment options table in this section);

▷ Payment frequency (i.e., monthly, quarterly, semi-annually or annually);

▷ Choice of fixed, variable or a combination of both fixed and variable payments; and

▷ Selection of subaccounts and an assumed net investment rate (only if variable payments are elected).

We may have used the following terms in prior prospectuses:

Annuity Phase-Income Phase

Annuity Option-Income Phase Payment Option

Annuity Payment-Income Phase Payment

Annuitization-Initiating Income Phase Payments

Your account will continue in the accumulation phase until you properly initiate income phase payments. Once an income phase payment option is selected, it may not be changed.

What Affects Payment Amounts? Some of the factors that may affect the amount of your income phase payments include your age (or adjusted age under some contracts), gender, account value, the income phase payment option selected, the number of guaranteed payments selected (if any), and whether you select fixed, variable or a combination of both fixed and variable income phase payments and, for variable payments, the assumed net investment rate selected.

Fixed Payments. Amounts funding fixed income phase payments will be held in the Company's general account. The amount of fixed payments does not vary with investment performance over time.

Variable Payments. Amounts funding your variable income phase payments will be held in the subaccount(s) you select. Not all subaccounts available during the accumulation phase will necessarily be available during the income phase. Payment amounts will vary depending upon the investment performance of the subaccounts you select. For variable payments, you must also select an assumed net investment rate.

Assumed Net Investment Rate. If you select variable income phase payments, you must also select an assumed net investment rate of either 5% or 3½%. If you select a 5% rate, your first income phase payment will be higher, but subsequent payments will increase only if the investment performance of the subaccounts you selected is greater than 5% annually after deduction of fees. Payment amounts will decline if the investment performance is less than 5% after deduction of fees.

If you select a 3½% rate, your first income phase payment will be lower and subsequent payments will increase more rapidly or decline more slowly depending upon the investment performance of the subaccounts selected. For more information about selecting an assumed net investment rate, call us for a copy of the SAI. See "Contract Overview-Questions: Contacting the Company."

Selecting Subaccounts. The subaccounts currently available during the income phase are: the ING VP Growth and Income Portfolio (Class I), the ING VP Bond Portfolio (Class I) and the ING VP Balanced Portfolio, Inc. (Class I). Prior to selecting a subaccount, review the prospectus of each of these funds. You may not transfer among subaccounts during the income phase.

Minimum Payment Amounts for 2004 Contracts (subject to regulatory approval):

The income phase payment option you select must result in one of the following:

▷ A first income phase payment of at least $100; or

▷ Total yearly income phase payments of at least $500.

If your account value is too low to meet these minimum payment amounts, you will receive one lump-sum payment.

In New York, the income phase payment option you select must result in one of the following:

▷ A first income phase payment of at least $20; or

▷ Total yearly income phase payments of at least $100.

If your account value is too low to meet these minimum payment amounts, you will receive one lump-sum payment.

Minimum Payment Amounts for 1994 Contracts:

The income phase payment option you select must result in one of the following:

▷ A first income phase payment of at least $50; or

▷ Total yearly income phase payments of at least $250.

If your account value is too low to meet these minimum payment amounts, you will receive one lump-sum payment.

Minimum Payment Amounts for 1992 Contracts:

The payment option you select must result in one of the following:

▷ A first payment of at least $20; or

▷ Total yearly payments of at least $100.

If your account value is too low to meet these minimum payment amounts, you will receive one lump-sum payment.

Restrictions on Start Dates and the Duration of Payments. When income phase payments start, the age of the annuitant plus the number of years for which income phase payments are guaranteed, must not exceed 95. Certain tax rules may also limit the length of income phase payments. For Roth IRAs those minimum distribution rules do not apply. See "Taxation."

Regardless of your income phase payment start date, your income phase payments will not begin until you have selected an income phase payment option. Failure to select an income phase payment option may have adverse tax consequences. You should consult with a qualified tax adviser if you are considering this course of action.

Charges Deducted. When you select an income phase payment option (one of the options listed in the tables immediately below), a mortality and expense risk charge, consisting of a daily deduction of 1.25% on an annual basis, will be deducted from amounts held in the subaccounts. This charge compensates us for mortality and expense risks we assume under variable income phase payout options and is applicable to all variable income phase payout options, including variable nonlifetime options under which we do not assume mortality risk. Although we expect to make a profit from this fee, we do not always do so. We may also deduct a daily administrative expense charge from amounts held in the subaccounts. See "Fees."

Death Benefit During the Income Phase. The death benefits that may be available to a beneficiary are outlined in the Income Phase Payment Options table below. If a lump-sum payment is due as a death benefit, payment will be sent within seven days following our receipt of proof of death and the payment request in good order at our Home Office. Any death benefit payable must be distributed to the beneficiary at least as rapidly as under the method of distribution in effect on the date of death.

Unless the beneficiary elects otherwise, lump-sum payments will generally be made into an interest bearing account that is backed by our general account. This account can be accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time through the checkbook without penalty. Interest credited on this account may be less than under other settlement options under the contract.

Beneficiary Rights. A beneficiary's right to elect an income phase payment option or receive a lump-sum payment may be restricted by the contract holder. If so, such rights or options will not be available to the beneficiary.

Calculation of Death Benefit. We will calculate the value of any death benefit at the next valuation after we receive proof of death acceptable to us and the payment request in good order. Such value will be reduced by any payments made after the date of death.

Taxation. To avoid certain tax penalties, you or your beneficiary must meet the distribution rules imposed by the Tax Code. Additionally, when selecting an income phase payment option, the Tax Code requires that your expected payments will not exceed certain durations. See "Taxation" for additional information.

Income Phase Payment Options
The following table lists the income phase payment options and accompanying death benefits available during the income phase. We may offer additional income phase payment options under the contract from time to time. Once income phase payments begin, the income phase payment option selected may not be changed.

Terms to Understand:

Annuitant(s): The person(s) on whose life expectancy(ies) the income phase payments are based.

Beneficiary(ies): The person(s) or entity(ies) entitled to receive a death benefit under the contract.

Lifetime Payment Options	
Life Income	**Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made if the annuitant dies prior to the second payment's due date.
	Death Benefit-None: All payments end upon the annuitant's death.
Life Income-Guaranteed Payments*	**Length of Payments:** For as long as the annuitant lives, with payments guaranteed for your choice of 5, 10, 15 or 20 years or as otherwise specified in the contract.
	Death Benefit-Payment to the Beneficiary: If the annuitant dies before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments, unless the beneficiary elects to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.
Life Income-Two Lives	**Length of Payments:** For as long as either annuitant lives. It is possible that only one payment will be made if both annuitants die before the second payment's due date.
	Continuing Payments: When you select this option you choose for either: (a) 100%, $66\,{}^2/_3\,\%$ or 50% of the payment to continue to the surviving annuitant after the first death; or (b) 100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment will continue to the second annuitant on the annuitant's death. **Death Benefit-None:** All payments end upon the deaths of both annuitants.
Life Income-Two Lives-Guaranteed Payments*	**Length of Payments:** For as long as either annuitant lives, with payments guaranteed for ten or more years as specified in the contract.
	Continuing Payments: 100% of the payment to continue to the surviving annuitant after the first death.
	Death Benefit-Payment to the Beneficiary: If both annuitants die before the guaranteed payments have all been paid, we will continue to pay the beneficiary the remaining payments, unless the beneficiary elects to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.
Nonlifetime Payment Option	
Nonlifetime-Guaranteed Payments*	**Length of Payments:** You may select payments for 3 through 30 years under 1992 contracts or 5 through 30 years under 2004 and 1994 contracts. In certain cases a lump-sum payment may be requested at any time (see below).
	Death Benefit-Payment to the Beneficiary: If the annuitant dies before we make all the guaranteed payments, we will continue to pay the beneficiary the remaining payments, unless the beneficiary elects to receive a lump-sum payment equal to the present value of the remaining guaranteed payments. We will not impose any early withdrawal charge.

Lump-Sum Payments: If the "Nonlifetime-Guaranteed Payments" option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump sum. A lump sum elected before five years (for 2004 and 1994 contracts) or three years (for 1992 contracts) of payments have been completed will be treated as a withdrawal during the accumulation phase and we will charge any applicable early withdrawal charge. See "Fees-Early Withdrawal Charge."

Calculation of Lump-Sum Payments. If a lump-sum payment is available to a beneficiary or to you under the income phase payment options listed in the table above, the rate we use to calculate the present value of the remaining guaranteed payments is the same rate we use to calculate the income payments (i.e., the actual fixed rate used for the fixed payments, or the 3½% or 5% assumed net investment rate for variable payments.)

* Guaranteed period payments may not extend beyond the shorter of your life expectancy or until your age 95.

Taxation

Introduction

This section discusses our understanding of current federal income tax laws affecting the contract. You should keep the following in mind when reading it:

▷ Your tax position (or the tax position of the designated beneficiary, as applicable) determines federal taxation of amounts held or paid out under the contract;

▷ Tax laws change. It is possible that a change in the future could affect contracts issued in the past;

▷ This section addresses federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions; and

▷ We do not make any guarantee about the tax treatment of the contract or any transactions involving the contract.

> We do not intend this information to be tax advice. For advice about the effect of federal income taxes or any other taxes on amounts held or paid out under the contract, consult a tax adviser. For more comprehensive information, contact the Internal Revenue Service.

When consulting a tax adviser, be certain that he or she has expertise in the Tax Code sections applicable to your tax concerns.

Taxation of Gains Prior to Distribution

You generally will not pay taxes on any earnings from the annuity contracts described in this prospectus until they are withdrawn. Traditional IRAs under Tax Code section 408(b) also generally defer payment of taxes until there is a withdrawal or distribution, while earnings on qualified distributions from Roth IRAs under Tax Code section 408A are generally not subject to federal income tax. (See "Withdrawals and Other Distributions" later in this section for a discussion of how distributions under the various types of arrangements are taxed.) Because you are considering an annuity for your IRA, you should know that the annuity contract does not provide any additional tax deferral of earnings beyond the tax deferral provided by other types of IRAs. However, annuities do provide other features and benefits which may be valuable to you. You should discuss your decision with your financial representative.

Additionally, although earnings under the contracts are generally not taxed until withdrawn, the Internal Revenue Service (IRS) has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of investment control over the assets. In these circumstances, income and gains from the separate account assets would be currently includible in the variable contract owner's gross income. The Treasury announced that it will issue guidance regarding the extent to which owners could direct their investments among subaccounts without being treated as owners of the underlying assets of the separate account. It is possible that the Treasury's position, when announced, may adversely affect the tax treatment of existing contracts. The Company therefore reserves the right to modify the contract as necessary to attempt to prevent the contract holder from being considered the federal tax owner of a pro rata share of the assets of the separate account.

Contract Type

The contract is designed for use with certain retirement arrangements that qualify under Tax Code sections 408(b), 408(k) or 408A. Tax Code section 408(b) permits eligible individuals to contribute to a traditional IRA on a pre-tax (deductible) basis. Employers may establish SEP plans under Tax Code section 408(k) and contribute to a traditional IRA owned by the employee. Tax Code section 408A permits eligible individuals to contribute to a Roth IRA on an after-tax (nondeductible) basis.

The Contract. You are responsible for determining that contributions, distributions and other transactions satisfy applicable laws. Legal counsel and a tax adviser should be consulted regarding the suitability of the contract. If the contract is purchased in conjunction with a retirement plan, the plan is not a part of the contract and we are not bound by the plan's terms or conditions.

Withdrawals and Other Distributions

Certain tax rules apply to distributions from the contract. A distribution is any amount taken from the contract including withdrawals, income phase payments, rollovers, exchanges and death benefit proceeds. We report the taxable portion of all distributions to the IRS.

408(b) IRAs. All distributions from a traditional IRA are taxed as received unless either one of the following is true:

▷ The distribution is rolled over to a plan eligible to receive rollovers or to another traditional IRA in accordance with the Tax Code; or

▷ You made after-tax contributions to the IRA. In this case, the distribution will be taxed according to rules detailed in the Tax Code.

408A Roth IRAs. A qualified distribution from a Roth IRA is not taxed when it is received. A qualified distribution is a distribution:

▷ Made after the five-taxable year period beginning with the first taxable year for which a contribution was made; and

▷ Made after you attain age 59½, die, become disabled as defined in the Tax Code, or for a qualified first-time home purchase

If a distribution is not qualified, it will be taxable to the extent of the accumulated earnings. A partial distribution will first be treated as a return of contributions which is not taxable and then as taxable accumulated earnings.

Taxation of Death Benefit Proceeds. In general, payments received by your beneficiaries after your death are taxed in the same manner as if you had received those payments.

10% Penalty Tax

Under certain circumstances, the Tax Code may impose a 10% penalty tax on the taxable portion of any distribution from a 408(b) or 408A arrangement.

The 10% penalty tax applies to the taxable portion of a distribution unless certain exceptions apply, including one or more of the following:

▷ You have attained age 59½ ;

▷ You have become disabled as defined in the Tax Code;

▷ You have died;

▷ The distribution is rolled over in accordance with the Tax Code;

▷ The distribution is made in substantially equal periodic payments (at least annually) over your life or life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary;

▷ The distribution equals unreimbursed medical expenses that qualify for a deduction as specified in the Tax Code;

▷ The distribution is used to pay for health insurance premiums for certain unemployed individuals;

▷ The amount withdrawn is for a qualified first-time home purchase; or

▷ The amount withdrawn is for qualified higher education expenses.

These exceptions also apply to a distribution from a Roth IRA that is not a qualified distribution or a rollover to a Roth IRA that is not a qualified rollover contribution.

Withholding for Federal Income Tax Liability

Any taxable distributions under the contract are generally subject to withholding. Federal income tax liability rates vary according to the type of distribution and the recipient's tax status. Generally, you or your designated beneficiary may elect not to have tax withheld from distributions.

Non-resident Aliens. If you or your designated beneficiary are a non-resident alien, then any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status.

Required Minimum Distributions

To avoid certain tax penalties, you and any designated beneficiary must meet the required minimum distributions imposed by the Tax Code. The requirements do not apply to Roth IRA contracts except with regard to death benefits. These rules may dictate one or more of the following:

▷ Start date for distributions;

▷ The time period in which all amounts in your account(s) must be distributed; or

▷ Distribution amounts.

Start Date. Generally, you must begin receiving distributions from a traditional IRA by April 1 of the calendar year following the calendar year in which you attain age 70½.

Time Period. We must pay out distributions from the contract over one of the following time periods:

▷ Over your life or the joint lives of you and your designated beneficiary; or

▷ Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

Distribution Amounts. The amount of each periodic distribution must be calculated in accordance with IRS regulations.

50% Excise Tax. If you fail to receive the minimum required distribution for any tax year, a 50% excise tax is imposed on the required amount that was not distributed.

Minimum Distribution of Death Benefit Proceeds. The following applies to 408(b) and 408A arrangements. Different distribution requirements apply if your death occurs:

▷ After you begin receiving minimum distributions under the contract; or

▷ Before you begin receiving such distributions.

If your death occurs after you begin receiving minimum distributions under the contract, distributions must be made at least as rapidly as under the method in effect at the time of your death. Code section 401(a)(9) provides specific rules for calculating the required minimum distributions at your death.

If your death occurs before you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you die on September 1, 2004, your entire balance must be distributed to the designated beneficiary by December 31, 2009. However, if the distributions begin by December 31 of the calendar year following the calendar year of your death, and you have named a designated beneficiary, then payments may be made over either of the following time-frames:

▷ Over the life of the designated beneficiary; or

▷ Over a period not extending beyond the life expectancy of the designated beneficiary.

Start Dates for Spousal Beneficiaries. If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:

▷ December 31 of the calendar year following the calendar year of your death; or

▷ December 31 of the calendar year in which you would have attained age 70½.

Special Rule for IRA Spousal Beneficiaries. In lieu of taking a distribution under these rules, a spousal beneficiary may elect to treat the account as his or her own IRA. In such case, the surviving spouse will be able to make contributions to the account, make rollovers from the account, and defer taking a distribution until his or her age 70½. The surviving spouse is deemed to have made such an election if the surviving spouse makes a rollover to or from the account, makes additional contributions to the account, or fails to take a distribution within the required time period.

Assignment or Transfer of Contracts

Adverse tax consequences may result if you assign or transfer your interest in the contract to persons other than your spouse incident to a divorce or separate maintenance decree. Anyone contemplating such an assignment or transfer should contact a qualified tax adviser regarding the potential tax effects of such a transaction.

Taxation of the Company

We are taxed as a life insurance company under the Tax Code. Variable Annuity Account C is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company," but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation may result in our being taxed on income or gains attributable to the separate account. In this case, we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your account value invested in the subaccounts.

Other Topics

The Company

We issue the contracts described in this prospectus and are responsible for providing each contract's insurance and annuity benefits.

We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976 and an indirect wholly-owned subsidiary of ING Groep N.V., a global financial institution active in the fields of insurance, banking and asset management. Through a merger, our operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to May 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company.

We are engaged in the business of issuing life insurance and annuities. Our principal executive offices are located at:


151 Farmington Avenue
Hartford Connecticut 06156


Variable Annuity Account C

We established Variable Annuity Account C (the separate account) under Connecticut Law in 1976 as a continuation of the separate account established in 1974 under Arkansas Law by Aetna Variable Annuity Life Insurance Company. The separate account was established as a segregated asset account to fund our variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940. It also meets the definition of "separate account" under the federal securities laws.

The separate account is divided into subaccounts. The subaccounts invest directly in shares of a pre-assigned fund.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of the Company. All obligations arising under the contracts are obligations of the Company.

Contract Distribution

Our subsidiary, ING Financial Advisers, LLC serves as the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at 151 Farmington Avenue, Hartford, Connecticut 06156.

The contracts are offered to the public by individuals who are registered representatives of ING Financial Advisers, LLC or other broker-dealers which have entered into a selling arrangement with ING Financial Advisers, LLC. We refer to ING Financial Advisers, LLC and the other broker-dealers selling the contracts as "distributors."

All registered representatives selling the contracts must also be licensed as insurance agents for the Company.

Broker-dealers which have or may enter into selling agreements with ING Financial Advisers, LLC include the following broker-dealers which are affiliated with the Company:

Baring Investment Services, Inc.	ING DIRECT Securities, Inc.
Compulife Investor Services, Inc.	ING Financial Advisers, LLC
Directed Services, Inc.	ING Financial Partners, Inc.
Financial Network Investment Corporation	ING Funds Distributor, Inc.
Granite Investment Services, Inc.	ING Furman Selz Financial Services LLC
Guaranty Brokerage Services, Inc.	ING TT&S (U.S.) Securities, Inc.
ING America Equities, Inc.	Multi-Financial Securities Corporation
ING Barings Corp.	PrimeVest Financial Services, Inc.
ING Direct Funds Limited	Systematized Benefits Administrators, Inc.

Commission Payments. Persons who offer and sell the contracts may be paid a commission. The maximum percentage amount that will be paid as commission with respect to a given purchase payment is the first-year percentage which ranges from 2% to a maximum of 4% of the first year purchase payments to an account. Renewal commissions on purchase payments made after the first year and asset-based service fees may also be paid. The average of all payments made is estimated to equal approximately 3% of the total purchase payments made over the life of an average contract. We may decide to pay additional commission related to retention programs in certain years. This could result in higher commission payments than the maximum of 4% of the first purchase payments or 3% of the total purchase payments. Some sales personnel may receive various types of non-cash compensation as special sales incentives, including trips and educational and/or business seminars. Any such compensation will be paid in accordance with NASD rules. Supervisory and other management personnel of the Company may receive additional compensation if the overall amount of investments in the funds advised by the Company or its affiliates increases over time. The total compensation package for sales, supervisory and management personnel of affiliated or related broker-dealers may be positively impacted if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over time.

We may pay wholesaling fees to certain distributors that may be calculated as a percentage of the commissions paid to distributors or of purchase payments received under the contracts. Sales management personnel may also receive compensation that may be calculated as a percentage of the commissions paid to distributors or of purchase payments received under the contracts. Distributors may also be reimbursed for certain expenses.

The names of the distributor and the registered representative responsible for your account are stated in your application materials.

Payment Delay or Suspension

We reserve the right to suspend or postpone the date of any payment of benefits or values under the following circumstances:

▷ On any valuation date when the New York Stock Exchange is closed (except customary holidays or weekends or when trading on the New York Stock Exchange is restricted);

▷ When an emergency exists as determined by the SEC so that disposal of the securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable to determine the value of the subaccount's assets; or

▷ During any other periods the SEC permits for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Performance Reporting

We may advertise different types of historical performance for the subaccounts including:

▷ Standardized average annual total returns; and

▷ Non-standardized average annual total returns.

We may also advertise certain ratings, rankings or other information related to the Company, the subaccounts or the funds.

Standardized Average Annual Total Returns. We calculate standardized average annual total returns according to a formula prescribed by the SEC. This shows the percentage return applicable to $1,000 invested in the subaccount over the most recent month-end, one, five and ten-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the separate account or from the date the fund was first available under the separate account. As an alternative to providing the most recent month-end performance, we may provide a phone number, website or both where these returns may be obtained. Standardized average annual total returns reflect deduction of all recurring charges during each period (i.e., maintenance fees (if any), mortality and expense risk charges, administrative expense charges (if any) ING GET Fund guarantee charges (if any) and any applicable early withdrawal charges).

Non-Standardized Average Annual Total Returns. We calculate non-standardized average annual total returns in a similar manner as that stated above, except we may include returns that do not reflect the deduction of any applicable early withdrawal charge. Some non-standardized returns may also exclude the effect of a maintenance fee. If we reflected these charges in the calculation, they would decrease the level of performance reflected by the calculation. Non-standardized returns may also include performance from the fund's inception date, if that date is earlier than the one we use for standardized returns.

Voting Rights

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes (including fractional votes) you are entitled to direct will be determined as of the record date set by any fund you invest in through the subaccounts.

▷ During the accumulation phase the number of votes is equal to the portion of your account value invested in the fund, divided by the net asset value of one share of that fund.

▷ During the income phase the number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

Contract Modification

We may modify the contract when we deem an amendment appropriate by providing you written notice 30 days before the effective date of the change. The most likely reason for a change to the contract would be to ensure compliance with applicable law. Certain changes will require the approval of appropriate state or federal regulatory authorities.

Involuntary Terminations

1992 and 1994 Contracts: Following the completion of two contract years in which no purchase payments have been made, the Company reserves the right to pay the contract's current value to you if that value is less than $1,500, provided the Company gives you 90 days written notice. Such value paid may not utilize the reinvestment privilege. The full value payable to you will not be reduced by any early withdrawal charge, and amounts withdrawn from the Guaranteed Interest Account, if applicable, will not receive a reduced rate of interest. Amounts withdrawn from the Guaranteed Interest Account will receive a guaranteed effective annual yield to the date of contract termination as if the amounts had remained in the Guaranteed Interest Account until the end of a guaranteed term, see Appendix I. This provision does not apply if you have initiated income phase payments.

2004 Contracts: Subject to state regulatory approval, following the completion of three contract years in which no purchase payments have been made, the Company reserves the right to pay the contract's current value to you if that value is less than $2,000, provided the Company gives you 90 days written notice. Such value paid may not utilize the reinvestment privilege. The full value payable to you will not be reduced by any early withdrawal charge. Amounts withdrawn from the Guaranteed Accumulation Account will receive the greater of (a) the aggregate MVA amount from all guaranteed terms prior to the end of those terms; or (b) the applicable portion of your account value in the Guaranteed Accumulation Account. This provision does not apply if you have initiated income phase payments.

Trading - Industry Developments

As with many financial services companies, the Company and affiliates of the Company have received requests for information from various governmental and self-regulatory agencies in connection with investigations related to trading in investment company shares. In each case, full cooperation and responses are being provided. The Company is also reviewing its policies and procedures in this area.

Legal Matters and Proceedings

We are not aware of any pending legal proceedings which involve the separate account as a party

We are, or may be in the future, a defendant in various legal proceedings in connection with the normal conduct of our insurance operations. Some of these cases may seek class action status and may include a demand for punitive damages as well as for compensatory damages. In the opinion of management, the ultimate resolution of any existing legal proceeding is not likely to have a material adverse effect on our ability to meet our obligations under the contracts.

ING Financial Advisers, LLC, the principal underwriter and distributor of the contracts (the "distributor"), is a party to threatened or pending lawsuits/arbitration that generally arise from the normal conduct of business. Suits against the distributor sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. In a number of pending cases, claims have been made that a former registered representative of the distributor converted client funds to the representatives' personal use. ING Financial Advisers, LLC is not involved in any legal proceeding which, in the opinion of management, is likely to have a material adverse effect on its ability to distribute the contracts.

Contents of the Statement of Additional Information

The Statement of Additional Information (SAI) contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. A list of the contents of the SAI is set forth below:

General Information and History

Variable Annuity Account C

Offering and Purchase of Contracts

Income Phase Payments

Sales Material and Advertising

Independent Auditors

Financial Statements of the Separate Account

Financial Statements of ING Life Insurance and Annuity Company and Subsidiaries

You may request an SAI by calling the Company at the number listed in "Contract Overview-Questions: Contacting the Company."

Appendix I
Guaranteed Interest Account
(Offered under 1992 and 1994 contracts only, subject to regulatory approval)

The Guaranteed Interest Account (GIA) is an investment option available during the accumulation phase. Amounts allocated to GIA are held in a nonunitized separate account of the Company, as described below.

General Disclosure. Interests in GIA have not been registered with the SEC in reliance on exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus regarding GIA, may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of such statements. Disclosure in this appendix regarding GIA has not been reviewed by the SEC.

Overview. Amounts that you invest in GIA will earn a guaranteed interest rate if amounts are left in GIA for the specified period of time. Interest is credited daily at a rate that will provide the guaranteed effective yield by the end of the stated period of time. If amounts are withdrawn or transferred before the end of a stated period of time (except if pursuant to the Company's termination of the contract, see "Other Topics - Involuntary Terminations"), we will pay a reduced rate of interest, but never less than the minimum stated in the contract.

During a stated period, you may apply all or a portion of your account value to any or all available guaranteed terms within the short-term and long-term classifications.

▷   Short-Term Classification-Three years or less

▷   Long-Term Classification-Ten years or less, but greater than three years

As a guaranteed term matures, assets accumulating under GIA may be (a) transferred to a new guaranteed term, (b) transferred to the other available investment options, or (c) withdrawn. Amounts withdrawn may be subject to an early withdrawal charge and/or tax liabilities.

Allocations to a Nonunitized Separate Account of the Company. Amounts allocated to long-term classifications of GIA and amounts allocated to short-term classifications of GIA will be deposited in a nonunitized separate account. To the extent provided in the contract, the assets of the separate account are not chargeable with liabilities resulting from any other business of the Company. Income, gains and losses of the separate account are credited to or charged against the separate account without regard to other income, gains or losses of the Company.

Mortality and Expense Risk Charge. We make no deductions from the credited interest rate for mortality and expense risks; these risks are considered in determining the credited interest rate.

Transfers. Transfers are permitted from guaranteed terms of one classification to available guaranteed terms of another classification. We will apply a reduced rate of interest to amounts transferred prior to the end of a guaranteed term. Transfers of GIA values due to a maturity are not subject to a reduced rate of interest.

Income Phase. By notifying us at least 30 days before income phase payments begin, you may elect to have amounts that have been accumulating under GIA transferred to one or more of the subaccounts currently available during the income phase to provide variable income phase payments. GIA cannot be used as an investment option during the income phase.

Reinvestment Privilege. Any amounts reinvested in GIA will be applied to the current deposit period. Amounts are proportionately reinvested to the classifications in the same manner as they were allocated before the withdrawal.

Appendix II
Fixed Account

General Disclosure.

▷ The Fixed Account is an investment option available during the accumulation phase under the contracts.

▷ Amounts allocated to the Fixed Account are held in the Company's general account which supports insurance and annuity obligations.

▷ Interests in the Fixed Account have not been registered with the SEC in reliance on exemptions under the Securities Act of 1933, as amended.

▷ Disclosure in this prospectus regarding the Fixed Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements.

▷ Disclosure in this appendix regarding the Fixed Account has not been reviewed by the SEC.

▷ Additional information about this option may be found in the contract.

Interest Rates.

▷ The Fixed Account guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. Amounts applied to the Fixed Account will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Account will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield. Among other factors, the safety of the interest rate guarantees depends upon the claims-paying ability of the Company.

▷ Our determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. Under this option, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Withdrawals. Under certain emergency conditions, we may defer payment of any withdrawal for up to six months or as provided by federal law. Additionally, if allowed by state law, we may pay withdrawals in equal payments with interest, over a period not to exceed 60 months when:

(a) The Fixed Account withdrawal value exceeds $100,000 ($250,000 for 1992 contracts); or

(b) The sum of the current Fixed Account withdrawal and total of all Fixed Account withdrawals within the past 12 calendar months exceeds 20% of the amount in the Fixed Account on the day before the current withdrawal.

During the payment period, the interest rate credited to amounts held in the Fixed Account will be determined in the manner set forth in the contract. In no event will the interest rate be less than the guaranteed minimum stated in the contract.

Charges. We do not make deductions from amounts in the Fixed Account to cover mortality and expense risks. We consider these risks when determining the credited rate. If you make a withdrawal from amounts in the Fixed Account, an early withdrawal charge may apply. See "Fees."

Transfers. During the accumulation phase, you may transfer account dollars from the Fixed Account to any other available investment option. We may vary the dollar amount that you are allowed to transfer, but it will never be less than 10% of your account value held in the Fixed Account. Under certain contracts, the 10% minimum is assessed on the account value as of January 1 of a calendar year.

Additionally, your account value remaining in the Fixed Account may be transferred in its entirety to any other investment option if one of the following applies:

(a)   Your account value in the Fixed Account is $2,000 or less; or

(b)   You transferred the maximum amount allowed from the Fixed Account in the last four consecutive calendar years and no additional payments have been allocated to the Fixed Account during that same time period.

Income Phase. By notifying us at least 30 days before income phase payments begin, you may elect to have amounts transferred to one or more of the subaccounts available during the income phase to provide variable payments. The Fixed Account is not available as an investment option during the income phase.

Appendix III
Guaranteed Accumulation Account
(For contracts issued on or after April 1, 2004, subject to regulatory approval of the contract)

The Guaranteed Accumulation Account is a fixed interest option that may be available during the accumulation phase under the contracts. This appendix is only a summary of certain facts pertaining to the Guaranteed Accumulation Account. Review the Guaranteed Accumulation Account prospectus before investing in this option.

General Disclosure. Amounts that you invest in the Guaranteed Accumulation Account will earn a guaranteed interest rate if amounts are left in the Guaranteed Accumulation Account for the specified period of time. If you withdraw or transfer those amounts before the specified period of time has elapsed, we may apply a market value adjustment, which may be positive or negative.

When you decide to invest money in the Guaranteed Accumulation Account, you will want to contact your sales representative or our Home Office to learn:

▷ The interest rate we will apply to the amounts that you invest in the Guaranteed Accumulation Account. We change this rate periodically, so be certain that you know what rate we guarantee on the day your account dollars are invested into the Guaranteed Accumulation Account.

▷ The period of time your account dollars need to remain in the Guaranteed Accumulation Account in order to earn that rate. You are required to leave your account dollars in the Guaranteed Accumulation Account for a specified period of time (guaranteed term), in order to earn the guaranteed interest rate.

Deposit Periods. A deposit period is the time during which we offer a specific interest rate if you deposit dollars for a certain guaranteed term. To have a particular interest rate and guaranteed term apply to your account dollars, you must invest them during the deposit period for which that rate and term are offered.

Interest Rates. We guarantee different interest rates, depending upon when account dollars are invested in the Guaranteed Accumulation Account. The interest rate we guarantee is an annual effective yield; that means that the rate reflects a full year's interest. We credit interest daily at a rate that will provide the guaranteed annual effective yield over one year. The guaranteed interest rate will never be less than the rate stated in the contract.

Fees and Other Deductions. If all or a portion of your account value in the Guaranteed Accumulation Account is withdrawn, you may incur the following:

▷ Market Value Adjustment (MVA)-as described in this appendix and in the Guaranteed Accumulation Account prospectus;

▷ Tax Penalties and/or Tax Withholding. See "Taxation;"

▷ Early Withdrawal Charge. See "Fees;" or

▷ Maintenance Fee. See "Fees."

We do not make deductions from amounts in the Guaranteed Accumulation Account to cover mortality and expense risks. Rather, we consider these risks when determining the credited rate.

Market Value Adjustment (MVA). If you withdraw or transfer your account value from the Guaranteed Accumulation Account before the guaranteed term is completed, an MVA may apply. The MVA reflects the change in the value of the investment due to changes in interest rates since the date of deposit. The MVA may be positive or negative.

▷ If interest rates at the time of withdrawal have increased since the date of deposit, the value of the investment decreases and the MVA will be negative. This could result in your receiving less than the amount you paid into the Guaranteed Accumulation Account.

▷ If interest rates at the time of withdrawal have decreased since the date of deposit, the value of the investment increases and the MVA will be positive.

Guaranteed Terms. The guaranteed term is the period of time account dollars must be left in the Guaranteed Accumulation Account in order to earn the guaranteed interest rate specified for that guaranteed term. We offer different guaranteed terms at different times. Check with your sales representative or our Home Office to learn the details about the guaranteed term(s) currently being offered. In general we offer the following guaranteed terms:

▷ Short Term-three years or fewer; and

▷ Long Term-ten years or less, but greater than three years.

At the end of a guaranteed term you may:

▷ Transfer dollars to a new guaranteed term;

▷ Transfer dollars to other available investment options; or

▷ Withdraw dollars.

Deductions may apply to withdrawals. See "Fees and Other Deductions" in this appendix.

Transfers. Generally, account dollars invested in the Guaranteed Accumulation Account may be transferred among guaranteed terms offered through the Guaranteed Accumulation Account, and/or to other investment options offered through the contract. However, transfers may not be made during the deposit period in which your account dollars are invested in the Guaranteed Accumulation Account or for 90 days after the close of that deposit period. We will apply an MVA to transfers made before the end of a guaranteed term.

The Income Phase. The Guaranteed Accumulation Account can not be used as an investment option during the income phase, however, by making a request in good order to our Home Office at least 30 days in advance, you may elect to transfer your Guaranteed Accumulation Account dollars to any of the subaccounts available during the income phase.

Reinvestment Privilege. If amounts are withdrawn from the Guaranteed Accumulation Account and then reinvested in the Guaranteed Accumulation Account, we will apply the reinvested amount to the current deposit period. This means that the guaranteed annual interest rate and guaranteed terms available on the date of reinvestment will apply. Amounts will be reinvested proportionately in the same way as they were allocated before withdrawal. Your account value will not be credited for any negative MVA that was deducted at the time of withdrawal.

APPENDIX IV

Projected Schedule of
ING GET U.S. Core Portfolio Offerings

	Offering Dates	*Guarantee Dates*
ING GET U.S. Core Portfolio — Series 5	*06/11/04 –09/09/04*	*09/10/04 –09/09/11*
ING GET U.S. Core Portfolio — Series 6	*09/10/04 – 12/09/04*	*12/10/04 – 12/09/11*
ING GET U.S. Core Portfolio — Series 7	*12/10/04 – 03/08/05*	*03/09/05 – 03/08/12*
ING GET U.S. Core Portfolio — Series 8	*03/09/05 – 06/07/05*	*06/08/05 – 06/07/12*

Appendix V
Description of Underlying Funds

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges, and expenses of the funds carefully before investing. Please refer to the fund prospectus for this and additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Fund prospectuses may be obtained free of charge, from our Home Office at the address and telephone number listed in "Contract Overview - Questions," by accessing the SEC's web site or by contacting the SEC Public Reference Room.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
AIM Variable Insurance Funds – AIM V.I. Capital Appreciation Fund (Series I shares)	A I M Advisors, Inc.	Seeks growth of capital. Seeks to meet its objective by investing principally in common stocks of companies the portfolio managers believe are likely to benefit from new or innovative products, services or processes as well as those that have experienced above-average, long-term growth in earnings and have excellent prospects for future growth.
AIM Variable Insurance Funds – AIM V.I. Core Equity Fund (Series I shares)	A I M Advisors, Inc.	Seeks growth of capital. Seeks to meet its objective by investing, normally, at least 80% of net assets in equity securities, including convertible securities, of established companies that have long-term above-average growth in earnings, and growth companies that the portfolio managers believe have the potential for above-average growth in earnings.
AIM Variable Insurance Funds – AIM V.I. Growth Fund (Series I shares)	A I M Advisors, Inc.	Seeks growth of capital. Seeks to meet its investment objective by investing principally in seasoned and better capitalized companies considered to have strong earnings momentum.
AIM Variable Insurance Funds – AIM V.I. Premier Equity Fund (Series I shares)	A I M Advisors, Inc.	Seeks to achieve long-term growth of capital with a secondary objective of income. Seeks to meet its objectives by investing, normally, at least 80% of net assets in equity securities, including convertible securities.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
Calvert Variable Series, Inc. – Calvert Social Balanced Portfolio	Calvert Asset Management Company, Inc. Subadviser: Brown Capital Management, Inc. and SsgA Funds Management, Inc.	Seeks to achieve a competitive total return through an actively managed *nondiversified* portfolio of stocks, bonds and money market instruments which offer income and capital growth opportunity and which satisfy the investment and social criteria for the Portfolio. Typically invests about 60% of its assets in stocks and 40% in bonds or other fixed-income investments. Stock investments are primarily common stock in large-cap companies, while the fixed-income investments are primarily a wide variety of investment grade bonds.
Fidelity® Variable Insurance Products – Fidelity® VIP Contrafund® Portfolio (Initial Class)	Fidelity Management & Research Company Subadvisers: Fidelity Management & Research (U.K.) Inc.; Fidelity Management & Research (Far East) Inc.; Fidelity Investments Japan Limited; FMR Co., Inc.	Seeks long-term capital appreciation. Normally invests primarily in common stocks of companies whose value the Portfolio's investment adviser believes is not fully recognized by the public.
Fidelity® Variable Insurance Products – Fidelity® VIP Equity-Income Portfolio (Initial Class)	Fidelity Management & Research Company Subadviser: FMR Co., Inc.	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500^{SM} Index. Normally invests at least 80% of total assets in income-producing equity securities (which tends to lead to investments in large cap "value" stocks).
Fidelity® Variable Insurance Products – Fidelity® VIP Growth Portfolio (Initial Class)	Fidelity Management & Research Company Subadviser: FMR Co., Inc.	Seeks to achieve capital appreciation. Normally invests primarily in common stocks of companies the investment adviser believes have above-average growth potential (often called "growth" stocks).
Fidelity® Variable Insurance Products – Fidelity® VIP Overseas Portfolio (Initial Class)	Fidelity Management & Research Company Subadvisers: Fidelity Management & Research (U.K.) Inc.; Fidelity Management & Research (Far East) Inc.; Fidelity International Investment Advisors (U.K.) Limited; Fidelity Investments Japan Limited; FMR Co., Inc.	Seeks long-term growth of capital. Normally invests at least 80% of assets in non-U.S. securities, primarily in common stocks.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
Franklin Templeton Variable Insurance Products Trust – Franklin Small Cap Value Securities Fund (Class 2 Shares)	Franklin Advisory Services, LLC	A *nondiversified* fund that seeks long-term total return. Normally invest at least 80% of net assets in investments of small capitalization companies that have market capitalization values not exceeding $2.5 billion, at the time of purchase. Invests in small companies that the fund's manager believes are undervalued.
ING Partners, Inc. – ING Aeltus Enhanced Index Portfolio (formerly ING DSI Enhanced Index Portfolio) (Service Class)	ING Life Insurance and Annuity Company Subadviser: Aeltus Investment Management, Inc.	Seeks to outperform the total return of the Standard & Poor's Composite Index (S&P 500), while maintaining a market level of risk. Invests at least 80% of assets in stocks included in the S&P 500.
ING Partners, Inc. – ING Alger Aggressive Growth Portfolio (Service Class)	ING Life Insurance and Annuity Company Subadviser: Fred Alger Management, Inc.	Seeks long-term capital appreciation. Invests primarily (at least 65% of total assets) in the equity securities of companies having a market capitalization within the range of companies in the Russell MidCap Growth Index or the S&P Mid Cap 400 Index.
ING Partners, Inc. – ING Alger Growth Portfolio (Service Class)	ING Life Insurance and Annuity Company Subadviser: Fred Alger Management, Inc.	Seeks long-term capital appreciation. Invests primarily (at least 65% of total assets) in the equity securities of large companies having a market capitalization of $10 billion or greater.
ING Partners, Inc. – ING American Century Small Cap Value Portfolio (Service Class)	ING Life Insurance and Annuity Company Subadviser: American Century Investment Management, Inc.	Seeks long-term growth of capital; income is a secondary objective. Invests primarily (at least 80% of net assets under normal circumstances) in U.S. equity securities of small cap companies. The Portfolio's subadviser considers small cap companies to include those with a market capitalization no larger than that of the largest company in the S&P Small Cap 600 Index or the Russell 2000 Index.
ING Partners, Inc. – ING Baron Small Cap Growth Portfolio (Service Class)	ING Life Insurance and Annuity Company Subadviser: BAMCO, Inc.	Seeks capital appreciation. Invests primarily (at least 80% of total assets under normal circumstances) in securities of smaller companies with market values under $2.5 billion as measured at the time of purchase.
ING Variable Insurance Trust – ING GET U.S. Core Portfolio	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks to achieve maximum total return and minimal exposure of the Series' assets to a market value loss by participating, to the extent possible, in favorable equity market performance during the guarantee period. The Series will not implement an "investment strategy" in any conventional sense. Rather, the Series' asset allocation strategy seeks to optimize the exposure of the Series to the Equity Component while protecting Series' assets. Assets allocated to the Equity Component may be reduced or eliminated in order to conserve assets at a level equal to or above the present value of the Guarantee.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
ING Partners, Inc. – ING Goldman Sachs® Capital Growth Portfolio* **(Service Class)** * Goldman Sachs® is a registered service mark of Goldman, Sachs & Co., and it is used by agreement with Goldman, Sachs & Co.	ING Life Insurance and Annuity Company Subadviser: Goldman Sachs Asset Management, L.P.	Seeks long-term growth of capital. Invests, under normal circumstances, at least 90% of total assets in equity investments.
ING Partners, Inc. – ING JPMorgan Fleming International Portfolio **(Initial Class)**	ING Life Insurance and Annuity Company Subadviser: J.P. Morgan Fleming Asset Management (London) Ltd.	Seeks long-term growth of capital. Invests primarily (at least 65% of total assets) in the equity securities of foreign companies that the subadviser believes have high growth potential. Will normally invest in a number of issuers in several countries other than the U.S. and will invest in securities in both developed and developing markets.
ING Partners, Inc. – ING JPMorgan Mid Cap Value Portfolio **(Service Class)**	ING Life Insurance and Annuity Company Subadviser: J.P. Morgan Investment Management Inc.	Seeks growth from capital appreciation. A *nondiversified* Portfolio that invests primarily (at least 80% of net assets under normal circumstances) in a broad portfolio of common stocks of companies with market capitalizations of $1 billion to $20 billion at the time of purchase that the subadviser believes to be undervalued.
ING Partners, Inc. – ING MFS Capital Opportunities Portfolio **(Initial Class)**	ING Life Insurance and Annuity Company Subadviser: Massachusetts Financial Services Company	Seeks capital appreciation. Invests primarily (at least 65% of net assets) in common stocks and related securities, such as preferred stocks, convertible securities and depositary receipts.
ING Partners, Inc. – ING MFS Global Growth Portfolio **(Service Class)**	ING Life Insurance and Annuity Company Subadviser: Massachusetts Financial Services Company	Seeks capital appreciation. Invests primarily (at least 65% of net assets under normal circumstances) in common stocks and related equity securities such as preferred stock, convertible securities and depositary receipts. Invests in securities of companies worldwide growing at rates expected to be well above the growth rate of the overall U.S. economy.
ING Partners, Inc. – ING OpCap Balanced Value Portfolio **(Service Class)**	ING Life Insurance and Annuity Company Subadviser: OpCap Advisors LLC	Seeks capital growth, and secondarily, investment income. Under normal market conditions, invests at least 25% of total assets in equity securities, including common stocks and preferred stocks and expects to have between 50% to 75% of total assets invested in equities. Also invests at least 25% of total assets in fixed-income senior securities including bonds, debentures, notes, participation interests in loans, convertible securities and U.S. Government securities.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
ING Partners, Inc. – ING PIMCO Total Return Portfolio (Service Class)	ING Life Insurance and Annuity Company Subadviser: Pacific Investment Management Company LLC	Seeks maximum total return, consistent with capital preservation and prudent investment management. Invests under normal circumstances at least 65% of net assets plus borrowings for investment purposes in a diversified portfolio of fixed income instruments of varying maturities. Invests primarily in investment grade debt securities, but may invest up to 10% of its assets in high yield securities ("junk bonds") rated B or higher by Moody's or S&P, or, if unrated, determined by the subadviser to be of comparable quality.
ING Partners, Inc. – ING Salomon Brothers Aggressive Growth Portfolio (Initial Class)	ING Life Insurance and Annuity Company Subadviser: Salomon Brothers Asset Management Inc	Seeks long-term growth of capital. Invests primarily (at least 80% of net assets under normal circumstances) in common stocks and related securities, such as preferred stock, convertible securities and depositary receipts, of emerging growth companies.
ING Partners, Inc. – ING Salomon Brothers Fundamental Value Portfolio (Service Class)	ING Life Insurance and Annuity Company Subadviser: Salomon Brothers Asset Management Inc	Seeks capital appreciation. A *nondiversified* Portfolio that invests primarily in common stocks and common stock equivalents, such as preferred stocks and securities convertible in common stocks, of companies the subadviser believes are undervalued in the marketplace. May invest in investment grade fixed-income securities and may invest up to 20% of net assets in non-convertible debt securities rated below investment grade or, if unrated, are of equivalent quality as determined by the subadviser. May also invest up to 20% of assets in securities of foreign issuers.
ING Partners, Inc. – ING Salomon Brothers Investors Value Portfolio (Service Class)	ING Life Insurance and Annuity Company Subadviser: Salomon Brothers Asset Management Inc	Seeks long-term growth of capital, and secondarily, current income. Invests primarily in common stocks of established U.S. companies. To a lesser degree, invests in income producing securities such as debt securities. May also invest in other equity securities, including up to 20% of its assets in securities of foreign issuers.
ING Partners, Inc. – ING T. Rowe Price Growth Equity Portfolio (Initial Class)	ING Life Insurance and Annuity Company Subadviser: T. Rowe Price Associates, Inc.	Seeks long-term capital growth, and secondarily, increasing dividend income. Invests primarily (at least 80% of net assets under normal circumstances) in common stocks. Concentrates its investments in growth companies. Investments in foreign securities are limited to 30% of total assets.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
ING Partners, Inc. – ING UBS U.S. Allocation Portfolio (formerly ING UBS Tactical Asset Allocation Portfolio**) (Service Class)**	ING Life Insurance and Annuity Company Subadviser: UBS Global Asset Management (US) Inc.	Seeks total return, consisting of long-term capital appreciation and current income. Invests, under normal circumstances, at least 80% of net assets (plus borrowings for investment purposes, if any) in U.S. securities. Allocates assets among the major domestic asset classes (U.S. fixed income and U.S. equities) based upon the subadviser's assessment of prevailing market conditions in the U.S. and abroad.
ING Partners, Inc. – ING UBS U.S. Large Cap Equity Portfolio (formerly ING MFS Research Equity Portfolio**) (Initial Class)**	ING Life Insurance and Annuity Company Subadviser: UBS Global Asset Management (Americas) Inc.	Seeks long-term growth of capital and future income. Under normal circumstances, invests at least 80% of net assets (plus borrowings for investment purposes, if any) in U.S. equity securities. Investments in equity securities may include dividend-paying securities, common stock and preferred stock.
ING Partners, Inc. – ING Van Kampen Comstock Portfolio (Service Class)	ING Life Insurance and Annuity Company Subadviser: Van Kampen	Seeks capital growth and income. Invests in a portfolio of equity securities, including common stocks, preferred stocks and securities convertible into common and preferred stocks.
ING VP Balanced Portfolio, Inc. (Class I Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks to maximize investment return, consistent with reasonable safety of principal, by investing in a diversified portfolio of one or more of the following asset classes: stocks, bonds and cash equivalents, based on the judgment of the Portfolio's management, of which of those sectors or mix thereof offers the best investment prospects. Typically maintains approximately 60% of total assets in equities and approximately 40% of total assets in debt (including money market instruments). The Portfolio may invest up to 15% of total assets in high-yield instruments.
ING VP Bond Portfolio (Class I Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks to maximize total return as is consistent with reasonable risk, through investment in a diversified portfolio consisting of investment-grade corporate bonds, and debt securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities. Under normal market conditions, invests at least 80% of assets in high-grade corporate bonds, mortgage-related and other asset-backed securities, and securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities. May also invest up to 15% of total assets in high-yield instruments and up to 25% of total assets in foreign debt securities.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
ING Variable Portfolios, Inc. – ING VP Global Science and Technology Portfolio (formerly ING VP Technology Portfolio**) (Class I Shares)**	ING Investments, LLC Subadviser: BlackRock Advisors, Inc.	Seeks long-term capital appreciation. Normally invests at least 80% of net assets in equity securities issued by science and technology companies in all market capitalization ranges. Will invest primarily in equity securities of U.S. and non-U.S. companies selected for their rapid and sustainable growth potential from the development, advancement and use of science and/or technology. May invest up to 25% of its net assets in stocks of issuers in emerging market countries.
ING Variable Funds – ING VP Growth and Income Portfolio (Class I Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stock. Under normal market conditions, invests at least 65% of total assets in common stocks that the subadviser believes have significant potential for capital appreciation or income growth or both.
ING Variable Portfolios, Inc. – ING VP Growth Portfolio (Class I Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks growth of capital through investment in a diversified portfolio consisting primarily of common stocks and securities convertible into common stocks believed to offer growth potential. Under normal market conditions, invests at least 65% of total assets in common stocks and securities convertible into common stock.
ING Variable Portfolios, Inc. – ING VP Index Plus LargeCap Portfolio (Class I Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks to outperform the total return performance of the Standard & Poor's 500 Composite Stock Price Index (S&P 500 Index), while maintaining a market level of risk. Invests at least 80% of assets in stocks included in the S&P 500 Index. The subadviser's objective is to overweight those stocks in the S&P 500 Index that it believes will outperform the index and underweight or avoid those stocks that it believes will underperform the index.
ING Variable Portfolios, Inc. – ING VP Index Plus MidCap Portfolio (Class I Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks to outperform the total return performance of the Standard & Poor's MidCap 400 Index (S&P MidCap 400 Index), while maintaining a market level of risk. Invests at least 80% of assets in stocks included in the S&P MidCap 400 Index. The subadviser's objective is to overweight those stocks in the S&P MidCap 400 Index that it believes will outperform the index and underweight or avoid those stocks that it believes will underperform the index.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
ING Variable Portfolios, Inc. – ING VP Index Plus SmallCap Portfolio (Class I Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks to outperform the total return performance of the Standard and Poor's SmallCap 600 Index (S&P 600 Index), while maintaining a market level of risk. Invests at least 80% of assets in stocks included in the S&P 600 Index. The subadviser's objective is to overweight those stocks in the S&P 600 Index that it believes will outperform the index and underweight or avoid those stocks that it believes will underperform the index.
ING Variable Portfolios, Inc. – ING VP International Equity Portfolio (Class I Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks long-term capital growth primarily through investment in a diversified portfolio of common stocks principally traded in countries outside of the United States. The Portfolio will not target any given level of current income. Under normal market conditions, invests at least 80% of assets in equity securities. At least 65% of assets will normally be invested in securities principally traded in three or more countries outside of the U.S. These securities may include common stocks as well as securities convertible into common stock.
ING Variable Products Trust – ING VP International Value Portfolio (Class I Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks long-term capital appreciation. Invests primarily in foreign companies with market capitalizations greater than $1 billion, but may hold up to 25% of assets in companies with smaller market capitalizations. Under normal circumstances, will invest at least 65% of total assets in securities of companies located in at least three countries other than the U.S., which may include emerging market countries.
ING Variable Products Trust – ING VP MidCap Opportunities Portfolio (Class I Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks long-term capital appreciation. Normally invests at least 80% of assets in the common stocks of mid-sized U.S. companies that the subadviser believes have above average prospects for growth. For this Portfolio, mid-size companies are those with market capitalizations that fall within the range of companies in the Russell MidCap Growth Index.
ING VP Money Market Portfolio (Class I Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments. Invests in a diversified portfolio of high-quality fixed income securities denominated in U.S. dollars, with short remaining maturities. **There is no guarantee that the ING VP Money Market Subaccount will have a positive or level return.**

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
ING Variable Products Trust – ING VP Real Estate Portfolio (Class I Shares)	ING Investments, LLC Subadviser: ING Clarion Real Estate Securities.	Seeks total return. Under normal market conditions, invests at least 80% of assets in common and preferred stocks of U.S. real estate investment trusts (REITs) and real estate companies. For this Portfolio, real estate companies consist of companies that are principally engaged in the real estate industry. May invest in companies with any market capitalization; however, the subadviser will generally not invest in companies with market capitalization of less than $100 million at the time of purchase.
ING Variable Portfolios, Inc. – ING VP Small Company Portfolio (Class I Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks and securities convertible into common stocks of companies with smaller market capitalizations. Under normal market conditions, invests at least 80% of net assets in common stocks and securities convertible into common stock of small-capitalization companies.
ING Variable Products Trust – ING VP SmallCap Opportunities Portfolio (Class I Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks long-term capital appreciation. Normally invests at least 80% of assets in the common stock of smaller, lesser-known U.S. companies that the subadviser believes have above average prospects for growth. For this Portfolio, smaller companies are those with market capitalizations that fall within the range of companies in the Russell 2000 Growth Index.
ING Strategic Allocation Portfolios, Inc. – ING VP Strategic Allocation Balanced Portfolio (Class I Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks to provide total return (i.e., income and capital appreciation, both realized and unrealized). Managed for investors seeking a balance between income and capital appreciation who generally have an investment horizon exceeding ten years and a moderate level of risk tolerance. Under normal market conditions, allocates assets among several classes of equities, fixed-income securities (including up to 15% of total assets in high-yield instruments) and money market instruments. The benchmark portfolio is 60% equities, 35% fixed income and 5% money market instruments under neutral market conditions.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
ING Strategic Allocation Portfolios, Inc. – ING VP Strategic Allocation Growth Portfolio (Class I Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks to provide capital appreciation. Managed for investors seeking capital appreciation who generally have an investment horizon exceeding 15 years and a high level of risk tolerance. Under normal market conditions, allocates assets among several classes of equities, fixed-income securities (including up to 15% of total assets in high-yield instruments) and money market instruments. The benchmark portfolio is 80% equities and 20% fixed income under neutral market conditions.
ING Strategic Allocation Portfolios, Inc. – ING VP Strategic Allocation Income Portfolio (Class I Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks to provide total return consistent with preservation of capital. Managed for investors primarily seeking total return consistent with capital preservation who generally have an investment horizon exceeding five years and a low level of risk tolerance. Under normal market conditions, allocates assets among several classes of equities, fixed-income securities (including up to 15% of total assets in high-yield instruments) and money market instruments. The benchmark portfolio is 35% equities, 55% fixed income and 10% money market instruments under neutral market conditions.
ING Variable Portfolios, Inc. – ING VP Value Opportunity Portfolio (Class I Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks and securities convertible into common stock. Under normal market conditions, invests at least 65% of total assets in common stocks and securities convertible into common stock.
Janus Aspen Series – Balanced Portfolio (Institutional Shares)	Janus Capital	Seeks long-term capital growth, consistent with preservation of capital and balanced by current income. Normally invests 40-60% of its assets in securities selected primarily for their growth potential and 40-60% of its assets in securities selected primarily for their income potential. Will normally invest at least 25% of its assets in fixed-income securities.
Janus Aspen Series – Capital Appreciation Portfolio (Service Shares)	Janus Capital	A *nondiversified* Portfolio that seeks long-term growth of capital. Invests primarily in common stocks selected for their growth potential. May invest in companies of any size, from larger, well-established companies to smaller, emerging growth companies.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
Janus Aspen Series – Flexible Income Portfolio (Institutional Shares)	Janus Capital	Seeks to obtain maximum total return, consistent with the preservation of capital. Invests primarily in a wide variety of income-producing securities such as corporate bonds and notes, government securities, including agency securities, and preferred stock. Will invest at least 80% of its assets in income-producing securities. Will invest at least 65% of its assets in investment grade debt securities and will maintain an average-weighted effective maturity of five to ten years. Will limit its investment in high-yield/high-risk bonds to less than 35% of its net assets.
Janus Aspen Series – Growth Portfolio (Institutional Shares)	Janus Capital	Seeks long-term growth of capital in a manner consistent with the preservation of capital. Invests primarily in common stocks selected for their growth potential. Although it can invest in companies of any size, it generally invests in larger, more established companies.
Janus Aspen Series – Mid Cap Growth Portfolio (Institutional Shares)	Janus Capital	Seeks long-term growth of capital. Invests, under normal circumstances, at least 80% of its net assets in equity securities of mid-sized companies whose market capitalization falls, at the time of purchase, in the 12-month average of the capitalization ranges of the Russell MidCap Growth Index.
Janus Aspen Series – Worldwide Growth Portfolio (Institutional Shares)	Janus Capital	Seeks long-term growth of capital in a manner consistent with the preservation of capital. Invests primarily in common stocks of companies of any size located throughout the world. Normally invests in issuers from at least five different countries, including the United States. May at times invest in fewer than five countries or even in a single country.
Lord Abbett Series Fund, Inc. – Growth and Income Portfolio (Class VC Shares)	Lord, Abbett & Co. LLC	Seeks long-term growth of capital and income without excessive fluctuations in market value. Primarily purchases equity securities of large, seasoned, U.S. and multinational companies which Lord Abbett believes are undervalued. Under normal circumstances, will invest at least 80% of net assets in equity securities of large companies with market capitalizations of at least $5 billion at the time of purchase. This market capitalization may vary in response to changes in the markets. Equity securities may include common stocks, convertible bonds, convertible preferred stocks and warrants and similar instruments.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
Lord Abbett Series Fund, Inc. – Mid-Cap Value Portfolio (Class VC Shares)	Lord, Abbett & Co. LLC	Seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace. Normally invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in equity securities of mid-sized companies, those with market capitalizations of roughly $500 million to $10 billion, at the time of purchase. This market capitalization range may vary in response to changes in the markets.
Oppenheimer Variable Account Funds – Oppenheimer Global Securities Fund/VA	OppenheimerFunds, Inc.	Seeks long-term capital appreciation by investing a substantial portion of assets in securities of foreign issuers, "growth-type" companies, cyclical industries and special situations that are considered to have appreciation possibilities. Invests mainly in common stocks and can also buy other equity securities, including preferred stocks and convertible securities in the U.S. and foreign countries.
Oppenheimer Variable Account Funds – Oppenheimer Strategic Bond Fund/VA	OppenheimerFunds, Inc.	Seeks a high level of current income principally derived from interest on debt securities. Invests mainly in debt securities of issuers in three market sectors: foreign governments and companies, U.S. Government securities, and lower-grade high-yield securities of U.S. and foreign companies.
Pioneer Variable Contracts Trust – Pioneer Equity Income VCT Portfolio (Class I Shares)	Pioneer Investment Management, Inc.	Seeks current income and long-term growth of capital from a portfolio consisting primarily of income producing equity securities of U.S. corporations. Normally, the portfolio invests at least 80% of its total assets in income producing equity securities of U.S. issuers. The income producing equity securities in which the portfolio may invest include common stocks, preferred stocks and interests in real estate investment trusts (REITs). The remainder of the portfolio may be invested in debt securities, most of which are expected to be convertible into common stocks.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
Pioneer Variable Contracts Trust – Pioneer Fund VCT Portfolio (Class I Shares)	Pioneer Investment Management, Inc.	Seeks reasonable income and capital growth. Invests in a broad list of carefully selected, reasonably priced securities rather than in securities whose prices reflect a premium resulting from their current market popularity. The portfolio invests the major portion of its assets in equity securities, primarily of U.S. issuers. For purposes of the portfolio's investment policies, equity securities include common stocks, convertible debt and other equity instruments, such as depositary receipts, warrants, rights, interests in real estate investment trusts (REITs) and preferred stocks.
Pioneer Variable Contracts Trust – Pioneer Mid Cap Value VCT Portfolio (Class I Shares)	Pioneer Investment Management, Inc.	Seeks capital appreciation by investing in a diversified portfolio of securities consisting primarily of common stocks. Normally, invests at least 80% of total assets in equity securities of mid-size companies, that is, companies with market values within the range of market values of companies included in the Russell Midcap® Value Index.

Appendix VI
Condensed Financial Information

Except for subaccounts which did not commence operations as of December 31, 2003, the following tables give (1) the accumulation unit value (AUV) at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of Variable Annuity Account C available under the contracts for the indicated periods. For those subaccounts that commenced operations during the period ended December 31, 2003 the "Value at beginning of period" shown is the value at first date of investment. For those subaccounts that ended operations during the period ended December 31, 2003 the "Value at end of period" shown is the value at the last date of investment.

TABLE I
FOR CONTRACTS ISSUED AFTER MARCH 1994 WITH TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES OF 1.25%*

(Selected data for accumulation units outstanding throughout each period)

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
AIM V.I. CAPITAL APPRECIATION FUND										
(Funds were first received in this option during May 1999)										
Value at beginning of period	$6.85	$9.168	$12.101	$13.753	$10.217					
Value at end of period	$8.76	$6.85	$9.168	$12.101	$13.753					
Number of accumulation units outstanding at end of period	85,637	89,448	103,951	105,550	7,992					
AIM V.I. CORE EQUITY FUND										
(Funds were first received in this option during May 1999)										
Value at beginning of period	$6.28	$7.534	$9.887	$11.716	$9.627					
Value at end of period	$7.72	$6.28	$7.534	$9.887	$11.716					
Number of accumulation units outstanding at end of period	177,652	209,051	251,216	219,944	53,572					
AIM V.I. GROWTH FUND										
(Funds were first received in this option during May 1999)										
Value at beginning of period	$4.22	$6.188	$9.477	$12.069	$9.819					
Value at end of period	$5.47	$4.22	$6.188	$9.477	$12.069					
Number of accumulation units outstanding at end of period	117,002	123,347	139,899	141,427	31,910					

Condensed Financial Information (continued)

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
AIM V.I. PREMIER EQUITY FUND (Funds were first received in this option during May 1999)										
Value at beginning of period	$5.77	$8.375	$9.699	$11.506	$9.746					
Value at end of period	$7.12	$5.77	$8.375	$9.699	$11.506					
Number of accumulation units outstanding at end of period	99,513	114,782	162,645	124,167	49,173					
CALVERT SOCIAL BALANCED PORTFOLIO (Funds were first received in this option during June 1998)										
Value at beginning of period	$8.88	$10.231	$11.133	$11.637	$10.500	$9.839				
Value at end of period	$10.46	$8.88	$10.231	$11.133	$11.637	$10.500				
Number of accumulation units outstanding at end of period	53,829	41,036	36,379	23,977	29,860	17,068				
FIDELITY® VIP CONTRAFUND® PORTFOLIO (Funds were first received in this option during May 1995)										
Value at beginning of period	$19.34	$21.598	$24.923	$27.024	$22.023	$17.156	$13.994	$11.681	$10.000	
Value at end of period	$24.53	$19.34	$21.598	$24.923	$27.024	$22.023	$17.156	$13.994	$11.681	
Number of accumulation units outstanding at end of period	706,490	665,550	742,484	805,532	888,915	834,976	811,557	500,034	174,259	
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (Funds were first received in this option during May 1994)										
Value at beginning of period	$18.91	$23.057	$24.567	$22.942	$21.848	$19.818	$15.664	$13.880	$10.403	$10.000
Value at end of period	$24.34	$18.91	$23.057	$24.567	$22.942	$21.848	$19.818	$15.664	$13.880	$10.403
Number of accumulation units outstanding at end of period	880,788	919,343	1,042,820	946,481	1,171,916	1,332,063	1,311,211	1,166,495	766,360	100,574
FIDELITY® VIP GROWTH PORTFOLIO (Funds were first received in this option during May 1994)										
Value at beginning of period	$17.84	$25.853	$31.791	$36.160	$26.641	$19.339	$15.858	$14.000	$10.472	$10.000
Value at end of period	$23.41	$17.84	$25.853	$31.791	$36.160	$26.641	$19.339	$15.858	$14.000	$10.472
Number of accumulation units outstanding at end of period	1,157,472	1,200,977	1,454,622	1,500,686	1,477,316	1,278,104	1,110,079	994,616	612,992	121,070
FIDELITY® VIP OVERSEAS PORTFOLIO (Funds were first received in this option during May 1994)										
Value at beginning of period	$9.71	$12.330	$15.838	$19.825	$14.074	$12.640	$11.473	$10.262	$9.474	$10.000
Value at end of period	$13.74	$9.71	$12.330	$15.838	$19.825	$14.074	$12.640	$11.473	$10.262	$9.474
Number of accumulation units outstanding at end of period	138,072	115,530	137,442	146,480	164,209	194,687	221,450	182,533	166,303	54,387

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
FRANKLIN SMALL CAP VALUE SECURITIES FUND (Funds were first received in this option during September 2001)										
Value at beginning of period	$9.22	$10.293	$8.071							
Value at end of period	$12.04	$9.22	$10.293							
Number of accumulation units outstanding at end of period	53,543	31,988	1,354							
ING AELTUS ENHANCED INDEX PORTFOLIO (Funds were first received in this option during July 2002)										
Value at beginning of period	$7.64	$8.320								
Value at end of period	$9.61	$7.64								
Number of accumulation units outstanding at end of period	4,171	1,138								
ING ALGER AGGRESSIVE GROWTH PORTFOLIO (Funds were first received in this option during May 2002)										
Value at beginning of period	$7.17	$9.570								
Value at end of period	$10.24	$7.17								
Number of accumulation units outstanding at end of period	50,768	28,365								
ING ALGER GROWTH PORTFOLIO (Funds were first received in this option during May 2002)										
Value at beginning of period	$6.85	$9.050								
Value at end of period	$9.08	$6.85								
Number of accumulation units outstanding at end of period	10,386	5,333								
ING AMERICAN CENTURY SMALL CAP VALUE PORTFOLIO (Funds were first received in this option during May 2002)										
Value at beginning of period	$8.08	$10.020								
Value at end of period	$10.81	$8.08								
Number of accumulation units outstanding at end of period	46,787	19,927								

Condensed Financial Information (continued)

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
ING BARON SMALL CAP GROWTH PORTFOLIO (Funds were first received in this option during May 2002)										
Value at beginning of period	$8.69	$10.020								
Value at end of period	$11.45	$8.69								
Number of accumulation units outstanding at end of period	38,746	10,876								
ING GOLDMAN SACHS® CAPITAL GROWTH PORTFOLIO (Funds were first received in this option during May 2002)										
Value at beginning of period	$7.59	$9.320								
Value at end of period	$9.27	$7.59								
Number of accumulation units outstanding at end of period	13,719	8,567								
ING JPMORGAN FLEMING INTERNATIONAL PORTFOLIO (Funds were first received in this option during November 1997)										
Value at beginning of period	$14.49	$17.910	$24.820	$31.255	$19.978	$16.986	$16.776			
Value at end of period	$18.52	$14.49	$17.910	$24.820	$31.255	$19.978	$16.986			
Number of accumulation units outstanding at end of period	265,773	300,037	357,693	408,735	437,547	467,484	516,231			
ING JPMORGAN MID CAP VALUE PORTFOLIO (Funds were first received in this option during May 2002)										
Value at beginning of period	$9.17	$9.950								
Value at end of period	$11.78	$9.17								
Number of accumulation units outstanding at end of period	21,349	12,061								
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO (Funds were first received in this option during May 1998)										
Value at beginning of period	$7.36	$10.670	$14.359	$15.421	$10.495	$9.828				
Value at end of period	$9.31	$7.36	$10.670	$14.359	$15.421	$10.495				
Number of accumulation units outstanding at end of period	247,143	289,373	367,527	318,660	77,143	42,213				

Condensed Financial Information (continued)

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
ING MFS GLOBAL GROWTH PORTFOLIO (Funds were first received in this option during May 2002)										
Value at beginning of period	$8.32	$9.910								
Value at end of period	$10.83	$8.32								
Number of accumulation units outstanding at end of period	9,879	1,224								
ING OPCAP BALANCED VALUE PORTFOLIO (Funds were first received in this option during July 2002)										
Value at beginning of period	$8.00	$8.280								
Value at end of period	$10.29	$8.00								
Number of accumulation units outstanding at end of period	66,001	33,323								
ING PIMCO TOTAL RETURN PORTFOLIO (Funds were first received in this option during May 2002)										
Value at beginning of period	$10.72	$10.000								
Value at end of period	$11.01	$10.72								
Number of accumulation units outstanding at end of period	147,674	116,420								
ING SALOMON BROTHERS AGGRESSIVE GROWTH PORTFOLIO (Funds were first received in this option during November 1997)										
Value at beginning of period	$9.45	$14.795	$20.033	$28.481	$19.114	$14.927	$15.114			
Value at end of period	$12.90	$9.45	$14.795	$20.033	$28.481	$19.114	$14.927			
Number of accumulation units outstanding at end of period	866,225	937,116	1,153,477	1,261,315	1,234,595	1,369,984	1,368,373			
ING SALOMON BROTHERS FUNDAMENTAL VALUE PORTFOLIO (Funds were first received in this option during June 2002)										
Value at beginning of period	$7.48	$8.900								
Value at end of period	$10.39	$7.48								
Number of accumulation units outstanding at end of period	26,126	6,358								

Condensed Financial Information (continued)

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
ING SALOMON BROTHERS INVESTORS VALUE PORTFOLIO (Funds were first received in this option during June 2002)										
Value at beginning of period	$7.62	$8.950								
Value at end of period	$9.88	$7.62								
Number of accumulation units outstanding at end of period	21,517	11,753								
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO (Funds were first received in this option during November 1997)										
Value at beginning of period	$16.28	$21.496	$24.245	$24.557	$20.328	$16.131	$15.809			
Value at end of period	$21.06	$16.28	$21.496	$24.245	$24.557	$20.328	$16.131			
Number of accumulation units outstanding at end of period	503,621	492,198	612,057	636,137	668,583	717,872	701,952			
ING UBS U.S. ALLOCATION PORTFOLIO (Funds were first received in this option during July 2002)										
Value at beginning of period	$7.61	$8.490								
Value at end of period	$9.55	$7.61								
Number of accumulation units outstanding at end of period	28,571	33,009								
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO (Funds were first received in this option during November 1997)										
Value at beginning of period	$11.22	$15.129	$19.365	$20.527	$16.758	$13.795	$14.067			
Value at end of period	$13.85	$11.22	$15.129	$19.365	$20.527	$16.758	$13.795			
Number of accumulation units outstanding at end of period	484,939	643,895	744,284	850,004	930,521	1,054,685	1,200,982			
ING VAN KAMPEN COMSTOCK PORTFOLIO (Funds were first received in this option during May 2002)										
Value at beginning of period	$8.31	$10.160								
Value at end of period	$10.64	$8.31								
Number of accumulation units outstanding at end of period	63,214	15,405								

Condensed Financial Information (continued)

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
ING VP BALANCED PORTFOLIO, INC. (Funds were first received in this option during April 1994)										
Value at beginning of period	$20.06	$22.642	$23.936	$24.372	$21.723	$18.811	$15.551	$13.673	$10.868	$11.057
Value at end of period	$23.54	$20.06	$22.642	$23.936	$24.372	$21.723	$18.811	$15.551	$13.673	$10.868
Number of accumulation units outstanding at end of period	2,611,812	3,122,041	4,053,042	4,540,991	5,427,321	6,268,762	6,663,594	7,803,572	940,933	261,895
ING VP BOND PORTFOLIO (Funds were first received in this option during April 1994)										
Value at beginning of period	$17.24	$16.115	$15.007	$13.859	$14.137	$13.238	$12.377	$12.098	$10.360	$10.905
Value at end of period	$18.10	$17.24	$16.115	$15.007	$13.859	$14.137	$13.238	$12.377	$12.098	$10.360
Number of accumulation units outstanding at end of period	1,341,945	1,668,772	1,882,061	1,685,438	2,085,755	2,490,832	2,482,652	3,717,900	354,993	148,193
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO (Funds were first received in this option during May 2000)										
Value at beginning of period	$2.57	$4.436	$5.831	$9.999						
Value at end of period	$3.70	$2.57	$4.436	$5.831						
Number of accumulation units outstanding at end of period	340,052	287,488	394,229	276,443						
ING VP GROWTH AND INCOME PORTFOLIO (Funds were first received in this option during April 1994)										
Value at beginning of period	$15.27	$20.618	$25.588	$29.100	$25.094	$22.194	$17.302	$14.077	$10.778	$11.020
Value at end of period	$19.02	$15.27	$20.618	$25.588	$29.100	$25.094	$22.194	$17.302	$14.077	$10.778
Number of accumulation units outstanding at end of period	8,911,586	10,681,544	13,049,579	15,052,266	17,496,241	19,989,922	21,842,444	29,130,769	2,370,234	602,838
ING VP GROWTH OPPORTUNITIES PORTFOLIO (Funds were first received in this option during February 2002)										
Value at beginning of period	$6.02	$7.830								
Value at end of period	$7.91	$6.02								
Number of accumulation units outstanding at end of period	21,003	4,717								

Condensed Financial Information (continued)

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
ING VP GROWTH PORTFOLIO (Funds were first received in this option during May 1997)										
Value at beginning of period	$10.49	$14.953	$20.761	$23.875	$17.912	$13.173	$11.137			
Value at end of period	$13.51	$10.49	$14.953	$20.761	$23.875	$17.912	$13.173			
Number of accumulation units outstanding at end of period	371,564	410,106	546,125	644,933	516,658	289,055	21,371			
ING VP INDEX PLUS LARGECAP PORTFOLIO (The initial accumulation unit value was established during August 1996, when the portfolio became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)										
Value at beginning of period	$13.63	$17.587	$20.618	$23.044	$18.772	$14.444	$10.924	$10.000		
Value at end of period	$16.98	$13.63	$17.587	$20.618	$23.044	$18.772	$14.444	$10.924		
Number of accumulation units outstanding at end of period	1,129,974	1,103,634	1,322,389	1,239,414	1,067,590	616,724	159,461	13,142		
ING VP INDEX PLUS MIDCAP PORTFOLIO (Funds were first received in this option during May 1998)										
Value at beginning of period	$12.48	$14.374	$14.751	$12.455	$10.891	$9.925				
Value at end of period	$16.32	$12.48	$14.374	$14.751	$12.455	$10.891				
Number of accumulation units outstanding at end of period	435,317	386,466	284,426	185,615	51,901	35,031				
ING VP INDEX PLUS SMALLCAP PORTFOLIO (Funds were first received in this option during May 1998)										
Value at beginning of period	$9.07	$10.579	$10.461	$9.645	$8.815	$9.918				
Value at end of period	$12.19	$9.07	$10.579	$10.461	$9.645	$8.815				
Number of accumulation units outstanding at end of period	219,909	189,054	134,002	91,047	73,715	40,793				
ING VP INTERNATIONAL EQUITY PORTFOLIO (Funds were first received in this option during May 1998)										
Value at beginning of period	$6.25	$8.632	$11.484	$14.594	$9.765	$10.182				
Value at end of period	$8.15	$6.25	$8.632	$11.484	$14.594	$9.765				
Number of accumulation units outstanding at end of period	88,586	74,977	80,579	102,558	55,009	25,090				

Condensed Financial Information (continued)

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
ING VP INTERNATIONAL VALUE PORTFOLIO (Funds were first received in this option during July 2001)										
Value at beginning of period	$7.97	$9.542	$9.844							
Value at end of period	$10.23	$7.97	$9.542							
Number of accumulation units outstanding at end of period	63,812	19,369	23,434							
ING VP MIDCAP OPPORTUNITIES PORTFOLIO (Funds were first received in this option during August 2001)										
Value at beginning of period	$6.92	$9.446	$10.042							
Value at end of period	$9.33	$6.92	$9.446							
Number of accumulation units outstanding at end of period	27,409	14,659	2,083							
ING VP MONEY MARKET PORTFOLIO (Funds were first received in this option during April 1994)										
Value at beginning of period	$13.98	$13.929	$13.571	$12.917	$12.447	$11.951	$11.473	$11.026	$10.528	$10.241
Value at end of period	$13.93	$13.98	$13.929	$13.571	$12.917	$12.447	$11.951	$11.473	$11.026	$10.528
Number of accumulation units outstanding at end of period	1,330,998	1,919,745	2,629,444	2,471,828	2,636,397	2,329,195	2,227,782	3,510,588	544,383	334,746
ING VP SMALL COMPANY PORTFOLIO (Funds were first received in this option during May 1997)										
Value at beginning of period	$14.46	$19.070	$18.568	$17.617	$13.633	$13.654	$10.816			
Value at end of period	$19.63	$14.46	$19.070	$18.568	$17.617	$13.633	$13.654			
Number of accumulation units outstanding at end of period	340,140	336,830	366,998	295,893	183,701	208,454	71,911			
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO (Funds were first received in this option during August 2001)										
Value at beginning of period	$4.98	$8.945	$10.123							
Value at end of period	$6.82	$4.98	$8.945							
Number of accumulation units outstanding at end of period	55,321	11,826	2,593							

72

Condensed Financial Information (continued)

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
ING VP STRATEGIC ALLOCATION BALANCED PORTFOLIO										
(Funds were first received in this option during June 1995)										
Value at beginning of period	$13.71	$15.345	$16.707	$16.847	$15.478	$14.797	$12.744	$10.862	$10.000	
Value at end of period	$16.17	$13.71	$15.345	$16.707	$16.847	$15.478	$14.797	$12.744	$10.862	
Number of accumulation units outstanding at end of period	216,639	220,388	266,564	314,495	372,046	514,093	424,250	165,860	47,204	
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO										
(Funds were first received in this option during June 1995)										
Value at beginning of period	$13.47	$15.811	$18.100	$18.450	$16.337	$15.860	$13.395	$10.976	$10.000	
Value at end of period	$16.54	$13.47	$15.811	$18.100	$18.450	$16.337	$15.860	$13.395	$10.976	
Number of accumulation units outstanding at end of period	268,308	281,512	366,303	423,053	473,603	592,247	554,873	201,475	49,748	
ING VP STRATEGIC ALLOCATION INCOME PORTFOLIO										
(Funds were first received in this option during July 1995)										
Value at beginning of period	$14.27	$15.104	$15.667	$15.135	$14.310	$13.550	$11.982	$10.626	$10.000	
Value at end of period	$16.01	$14.27	$15.104	$15.667	$15.135	$14.310	$13.550	$11.982	$10.626	
Number of accumulation units outstanding at end of period	210,476	231,298	336,932	359,253	412,346	507,368	382,217	188,303	20,531	
ING VP VALUE OPPORTUNITY PORTFOLIO										
(Funds were first received in this option during May 1997)										
Value at beginning of period	$13.44	$18.388	$20.602	$18.930	$16.030	$13.261	$10.977			
Value at end of period	$16.54	$13.44	$18.388	$20.602	$18.930	$16.030	$13.261			
Number of accumulation units outstanding at end of period	216,751	272,286	305,477	157,727	118,476	112,739	33,295			
JANUS ASPEN BALANCED PORTFOLIO										
(Funds were first received in this option during June 1995)										
Value at beginning of period	$21.71	$23.498	$24.969	$25.859	$20.657	$15.576	$12.917	$11.259	$10.000	
Value at end of period	$24.45	$21.71	$23.498	$24.969	$25.859	$20.657	$15.576	$12.917	$11.259	
Number of accumulation units outstanding at end of period	825,909	874,405	1,038,256	960,790	760,024	447,035	241,028	127,631	34,072	

73

Condensed Financial Information (continued)

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
JANUS ASPEN CAPTIAL APPRECIATION PORTFOLIO (Funds were first received in this option during January 2002)										
Value at beginning of period	$8.32	$9.700								
Value at end of period	$9.88	$8.32								
Number of accumulation units outstanding at end of period	29,639	6,808								
JANUS ASPEN FLEXIBLE INCOME PORTFOLIO (Funds were first received in this option during May 1998)										
Value at beginning of period	$12.74	$11.672	$10.971	$10.455	$10.419	$10.054				
Value at end of period	$13.38	$12.74	$11.672	$10.971	$10.455	$10.419				
Number of accumulation units outstanding at end of period	195,321	194,830	162,059	88,906	58,739	54,517				
JANUS ASPEN GROWTH PORTFOLIO (Funds were first received in this option during June 1995)										
Value at beginning of period	$14.30	$19.699	$26.504	$31.406	$22.086	$16.485	$13.599	$11.626	$10.000	
Value at end of period	$18.60	$14.30	$19.699	$26.504	$31.406	$22.086	$16.485	$13.599	$11.626	
Number of accumulation units outstanding at end of period	546,094	650,992	827,887	955,552	773,103	465,446	376,501	250,918	78,126	
JANUS ASPEN MID CAP GROWTH PORTFOLIO (Funds were first received in this option during July 1995)										
Value at beginning of period	$12.90	$18.127	$30.318	$45.025	$20.226	$15.254	$13.710	$12.861	$10.000	
Value at end of period	$17.21	$12.90	$18.127	$30.318	$45.025	$20.226	$15.254	$13.710	$12.861	
Number of accumulation units outstanding at end of period	933,353	1,043,856	1,307,191	1,454,286	1,118,453	565,275	493,462	495,557	167,920	
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO (Funds were first received in this option during May 1995)										
Value at beginning of period	$18.22	$24.771	$32.342	$38.832	$23.910	$18.779	$15.566	$12.216	$10.000	
Value at end of period	$22.32	$18.22	$24.771	$32.342	$38.832	$23.910	$18.779	$15.566	$12.216	
Number of accumulation units outstanding at end of period	1,007,273	1,166,146	1,480,954	1,661,140	1,490,250	1,360,741	1,206,175	526,646	65,384	

74

Condensed Financial Information (continued)

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
LORD ABBETT GROWTH AND INCOME PORTFOLIO (Funds were first received in this option during December 2001)										
Value at beginning of period	$7.85	$9.703	$9.621							
Value at end of period	$10.16	$7.85	$9.703							
Number of accumulation units outstanding at end of period	250,016	50,630	3,183							
LORD ABBETT MID-CAP VALUE PORTFOLIO (Funds were first received in this option during July 2001)										
Value at beginning of period	$8.32	$9.341	$8.988							
Value at end of period	$10.25	$8.32	$9.341							
Number of accumulation units outstanding at end of period	133,264	56,099	11,047							
OPPENHEIMER GLOBAL SECURITIES FUND/VA (Funds were first received in this option during May 1998)										
Value at beginning of period	$10.87	$14.137	$16.275	$15.681	$10.018	$9.865				
Value at end of period	$15.35	$10.87	$14.137	$16.275	$15.681	$10.018				
Number of accumulation units outstanding at end of period	405,833	283,435	210,818	166,004	29,387	11,129				
OPPENHEIMER STRATEGIC BOND FUND/VA (Funds were first received in this option during May 1998)										
Value at beginning of period	$11.19	$10.545	$10.185	$10.048	$9.895	$9.988				
Value at end of period	$13.05	$11.19	$10.545	$10.185	$10.048	$9.895				
Number of accumulation units outstanding at end of period	121,435	77,913	63,326	29,298	20,573	13,885				
PIONEER EQUITY INCOME VCT PORTFOLIO (Funds were first received in this option during July 2001)										
Value at beginning of period	$7.99	$9.610	$9.810							
Value at end of period	$9.67	$7.99	$9.610							
Number of accumulation units outstanding at end of period	65,072	22,002	3,382							

75

Condensed Financial Information (continued)

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
PIONEER FUND VCT PORTFOLIO (Funds were first received in this option during February 2002)										
Value at beginning of period	$7.53	$9.390								
Value at end of period	$9.21	$7.53								
Number of accumulation units outstanding at end of period	11,093	8,956								
PIONEER MID CAP VALUE VCT PORTFOLIO (Funds were first received in this option during August 2001)										
Value at beginning of period	$8.73	$9.961	$9.785							
Value at end of period	$11.86	$8.73	$9.961							
Number of accumulation units outstanding at end of period	64,303	15,155	3,865							

* This table applies to all 1994 and 1992 internal rollover contracts issued on or after March 23, 1994 and all contracts not connected with an internal transfer (i.e., external rollovers or contracts established with at least a $1,000 annual purchase payment) issued on or after March 29, 1994.

Condensed Financial Information (continued)

TABLE II
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES OF 1.15%
(Selected data for accumulation units outstanding throughout each period)

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
AIM V.I. CAPITAL APPRECIATION FUND (Funds were first received in this option during August 1999)										
Value at beginning of period	$6.87	$12.871	$12.121	$13.762	$10.465					
Value at end of period	$8.80	$6.87	$12.871	$12.121	$13.762					
Number of accumulation units outstanding at end of period	5,849	6,526	0	79	79					
AIM V.I. CORE EQUITY FUND (Funds were first received in this option during January 2000)										
Value at beginning of period	$6.30	$7.554	$9.903	$10.853						
Value at end of period	$7.75	$6.30	$7.554	$9.903						
Number of accumulation units outstanding at end of period	1,241	20,312	19,314	19,412						
AIM V.I. GROWTH FUND (Funds were first received in this option during August 1999)										
Value at beginning of period	$4.23	$6.204	$9.493	$12.077	$10.207					
Value at end of period	$5.49	$4.23	$6.204	$9.493	$12.077					
Number of accumulation units outstanding at end of period	1,096	1,136	1,135	1,149	14					
AIM V.I. PREMIER EQUITY FUND (Funds were first received in this option during August 1999)										
Value at beginning of period	$5.79	$8.397	$9.715	$11.514	$10.171					
Value at end of period	$7.16	$5.79	$8.397	$9.715	$11.514					
Number of accumulation units outstanding at end of period	8,615	8,616	1,875	1,771	662					
CALVERT SOCIAL BALANCED PORTFOLIO (Funds were first received in this option during July 2002)										
Value at beginning of period	$8.92	$9.050								
Value at end of period	$10.52	$8.92								
Number of accumulation units outstanding at end of period	4,603	628								

Condensed Financial Information (continued)

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
FIDELITY® VIP CONTRAFUND® PORTFOLIO (Funds were first received in this option during May 1995)										
Value at beginning of period	$19.48	$21.741	$25.063	$27.150	$22.103	$17.201	$14.016	$11.689	$10.000	
Value at end of period	$24.74	$19.48	$21.741	$25.063	$27.150	$22.103	$17.201	$14.016	$11.689	
Number of accumulation units outstanding at end of period	74,793	68,982	5,754	16,464	21,611	19,136	16,983	13,300	5,453	
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (Funds were first received in this option during September 1994)										
Value at beginning of period	$19.07	$23.233	$24.729	$23.071	$21.948	$19.890	$15.705	$13.902	$10.409	$10.000
Value at end of period	$24.58	$19.07	$23.233	$24.729	$23.071	$21.948	$19.890	$15.705	$13.902	$10.409
Number of accumulation units outstanding at end of period	127,574	138,866	75,694	84,691	94,759	114,565	162,627	194,798	118,679	43,852
FIDELITY® VIP GROWTH PORTFOLIO (Funds were first received in this option during November 1994)										
Value at beginning of period	$18.00	$26.050	$32.002	$36.363	$26.764	$19.409	$15.900	$14.023	$10.479	$10.000
Value at end of period	$23.64	$18.00	$26.050	$32.002	$36.363	$26.764	$19.409	$15.900	$14.023	$10.479
Number of accumulation units outstanding at end of period	98,863	92,563	59,994	66,459	90,675	76,869	83,442	87,971	45,765	32,592
FIDELITY® VIP OVERSEAS PORTFOLIO (Funds were first received in this option during November 1994)										
Value at beginning of period	$9.79	$12.424	$15.943	$19.936	$14.140	$12.686	$11.503	$10.278	$9.480	$10.000
Value at end of period	$13.88	$9.79	$12.424	$15.943	$19.936	$14.140	$12.686	$11.503	$10.278	$9.480
Number of accumulation units outstanding at end of period	12,760	7,754	8,057	9,199	8,089	15,876	23,721	35,293	4,284	5,098
FRANKLIN SMALL CAP VALUE SECURITIES FUND (Funds were first received in this option during July 2002)										
Value at beginning of period	$9.24	$10.070								
Value at end of period	$12.06	$9.24								
Number of accumulation units outstanding at end of period	3,702	2,339								
ING AELTUS ENHANCED INDEX PORTFOLIO (Funds were first received in this option during August 2002)										
Value at beginning of period	$8.04	$8.460								
Value at end of period	$10.13	$8.04								
Number of accumulation units outstanding at end of period	2,586	2,587								

Condensed Financial Information (continued)

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
ING ALGER AGGRESSIVE GROWTH PORTFOLIO (Funds were first received in this option during August 2002)										
Value at beginning of period	$7.32	$7.710								
Value at end of period	$10.46	$7.32								
Number of accumulation units outstanding at end of period	2,838	2,837								
ING AMERICAN CENTURY SMALL CAP VALUE PORTFOLIO (Funds were first received in this option during August 2002)										
Value at beginning of period	$8.09	$8.270								
Value at end of period	$10.83	$8.09								
Number of accumulation units outstanding at end of period	15,801	2,645								
ING BARON SMALL CAP GROWTH PORTFOLIO (Funds were first received in this option during August 2002)										
Value at beginning of period	$8.69	$9.140								
Value at end of period	$11.47	$8.69								
Number of accumulation units outstanding at end of period	12,248	2,737								
ING GOLDMAN SACHS® CAPITAL GROWTH PORTFOLIO (Funds were first received in this option during July 2002)										
Value at beginning of period	$8.05	$8.350								
Value at end of period	$9.84	$8.05								
Number of accumulation units outstanding at end of period	3,764	3,959								
ING JPMORGAN FLEMING INTERNATIONAL PORTFOLIO (Funds were first received in this option during November 1997)										
Value at beginning of period	$14.62	$18.055	$24.997	$31.447	$20.081	$17.056	$16.844			
Value at end of period	$18.71	$14.62	$18.055	$24.997	$31.447	$20.081	$17.056			
Number of accumulation units outstanding at end of period	30,214	48,136	32,985	35,392	34,626	27,591	34,030			

Condensed Financial Information (continued)

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
ING JPMORGAN MID CAP VALUE PORTFOLIO (Funds were first received in this option during August 2002)										
Value at beginning of period	$9.17	$9.280								
Value at end of period	$11.79	$9.17								
Number of accumulation units outstanding at end of period	2,612	2,696								
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO (Funds were first received in this option during November 1998)										
Value at beginning of period	$7.39	$10.709	$14.398	$15.447	$10.502	$9.473				
Value at end of period	$9.36	$7.39	$10.709	$14.398	$15.447	$10.502				
Number of accumulation units outstanding at end of period	9,839	40,474	5,863	11,758	12,266	12,126				
ING MFS GLOBAL GROWTH PORTFOLIO (Funds were first received in this option during August 2002)										
Value at beginning of period	$8.32	$8.560								
Value at end of period	$10.85	$8.32								
Number of accumulation units outstanding at end of period	2,556	2,558								
ING OPCAP BALANCED VALUE PORTFOLIO (Funds were first received in this option during July 2002)										
Value at beginning of period	$8.35	$8.450								
Value at end of period	$10.75	$8.35								
Number of accumulation units outstanding at end of period	11,412	673								
ING PIMCO TOTAL RETURN PORTFOLIO (Funds were first received in this option during February 2003)										
Value at beginning of period	$10.75									
Value at end of period	$11.03									
Number of accumulation units outstanding at end of period	224									
ING SALOMON BROTHERS AGGRESSIVE GROWTH PORTFOLIO (Funds were first received in this option during November 1997)										
Value at beginning of period	$9.54	$14.919	$20.179	$28.661	$19.216	$14.991	$15.178			
Value at end of period	$13.03	$9.54	$14.919	$20.179	$28.661	$19.216	$14.991			
Number of accumulation units outstanding at end of period	62,500	72,100	32,390	36,463	48,709	72,542	97,555			

80

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
ING SALOMON BROTHERS INVESTORS VALUE PORTFOLIO (Funds were first received in this option during June 2003)										
Value at beginning of period	$9.05									
Value at end of period	$10.16									
Number of accumulation units outstanding at end of period	4,439									
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO (Funds were first received in this option during November 1997)										
Value at beginning of period	$16.41	$21.637	$24.380	$24.669	$20.400	$16.172	$15.848			
Value at end of period	$21.24	$16.41	$21.637	$24.380	$24.669	$20.400	$16.172			
Number of accumulation units outstanding at end of period	41,743	33,398	24,854	30,566	43,662	47,436	44,362			
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO (Funds were first received in this option during November 1997)										
Value at beginning of period	$11.32	$15.252	$19.503	$20.653	$16.844	$13.852	$14.124			
Value at end of period	$13.99	$11.32	$15.252	$19.503	$20.653	$16.844	$13.852			
Number of accumulation units outstanding at end of period	4,872	32,279	10,200	10,200	12,985	5,155	1,447			
ING VAN KAMPEN COMSTOCK PORTFOLIO (Funds were first received in this option during February 2003)										
Value at beginning of period	$7.99									
Value at end of period	$10.66									
Number of accumulation units outstanding at end of period	14,877									
ING VP BALANCED PORTFOLIO, INC. (Funds were first received in this option during November 1994)										
Value at beginning of period	$20.24	$22.827	$24.108	$24.523	$21.836	$18.889	$15.600	$13.703	$10.880	$10.951
Value at end of period	$23.78	$20.24	$22.827	$24.108	$24.523	$21.836	$18.889	$15.600	$13.703	$10.880
Number of accumulation units outstanding at end of period	181,399	202,644	96,619	98,020	144,540	167,720	166,915	172,588	138,271	49,333

81

Condensed Financial Information (continued)

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
ING VP BOND PORTFOLIO										
(Funds were first received in this option during October 1994)										
Value at beginning of period	$17.40	$16.248	$15.115	$13.945	$14.211	$13.293	$12.416	$12.125	$10.373	$10.367
Value at end of period	$18.29	$17.40	$16.248	$15.115	$13.945	$14.211	$13.293	$12.416	$12.125	$10.373
Number of accumulation units outstanding at end of period	163,117	218,588	82,489	62,380	71,392	102,450	98,338	92,017	50,261	16,110
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO										
(Funds were first received in this option during September 2001)										
Value at beginning of period	$2.58	$4.443	$3.266							
Value at end of period	$3.71	$2.58	$4.443							
Number of accumulation units outstanding at end of period	79,810	80,342	2,277							
ING VP GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during October 1994)										
Value at beginning of period	$15.41	$20.788	$25.772	$29.280	25.225	$22.287	$17.357	$14.108	$10.791	$10.875
Value at end of period	$19.21	$15.41	$20.788	$25.772	$29.280	$25.225	$22.287	$17.357	$14.108	$10.791
Number of accumulation units outstanding at end of period	443,340	538,742	331,651	481,222	488,810	548,039	461,571	405,331	273,578	110,420
ING VP GROWTH PORTFOLIO										
(Funds were first received in this option during October 1997)										
Value at beginning of period	$10.55	$15.024	$20.839	$23.940	$17.943	$13.183	$14.472			
Value at end of period	$13.60	$10.55	$15.024	$20.839	$23.940	$17.943	$13.183			
Number of accumulation units outstanding at end of period	29,689	50,524	6,452	23,305	30,865	26,153	2,122			
ING VP INDEX PLUS LARGECAP PORTFOLIO										
(Funds were first received in this option during January 1997)										
Value at beginning of period	$13.72	$17.681	$20.707	$23.120	$18.815	$14.463	$11.406			
Value at end of period	$17.10	$13.72	$17.681	$20.707	$23.120	$18.815	$14.463			
Number of accumulation units outstanding at end of period	134,888	160,223	27,451	66,254	56,950	45,787	10,121			
ING VP INDEX PLUS MIDCAP PORTFOLIO										
(Funds were first received in this option during March 2000)										
Value at beginning of period	$12.54	$14.427	$14.791	$13.477						
Value at end of period	$16.42	$12.54	$14.427	$14.791						
Number of accumulation units outstanding at end of period	44,162	20,252	8,546	4,514						

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
ING VP INDEX PLUS SMALLCAP PORTFOLIO (Funds were first received in this option during December 1999)										
Value at beginning of period	$9.11	$10.618	$10.489	$9.661	$9.414					
Value at end of period	$12.26	$9.11	$10.618	$10.489	$9.661					
Number of accumulation units outstanding at end of period	39,667	19,957	16,834	1,442	1,062					
ING VP INTERNATIONAL EQUITY PORTFOLIO (Funds were first received in this option during October 1999)										
Value at beginning of period	$6.28	$8.664	$11.514	$14.618	$11.160					
Value at end of period	$8.20	$6.28	$8.664	$11.514	$14.618					
Number of accumulation units outstanding at end of period	1,073	2,077	1,073	1,073	7,828					
ING VP INTERNATIONAL VALUE PORTFOLIO (Funds were first received in this option during February 2003)										
Value at beginning of period	$7.48									
Value at end of period	$10.26									
Number of accumulation units outstanding at end of period	6,971									
ING VP MIDCAP OPPORTUNITIES PORTFOLIO (Funds were first received in this option during October 2003)										
Value at beginning of period	$9.09									
Value at end of period	$9.36									
Number of accumulation units outstanding at end of period	10,820									
ING VP MONEY MARKET PORTFOLIO (Funds were first received in this option during November 1994)										
Value at beginning of period	$14.11	$14.044	$13.669	$12.997	$12.512	$12.002	$11.510	$11.051	$10.541	$10.484
Value at end of period	$14.07	$14.11	$14.044	$13.669	$12.997	$12.512	$12.002	$11.510	$11.051	$10.541
Number of accumulation units outstanding at end of period	131,947	459,877	190,821	258,757	348,708	190,680	137,699	173,308	145,629	9,736
ING VP SMALL COMPANY PORTFOLIO (Funds were first received in this option during June 1997)										
Value at beginning of period	$14.54	$19.160	$18.638	$17.665	$13.657	$13.664	$11.541			
Value at end of period	$19.76	$14.54	$19.160	$18.638	$17.665	$13.657	$13.664			
Number of accumulation units outstanding at end of period	46,260	52,478	2,885	22,613	20,668	20,254	13,843			

83

Condensed Financial Information (continued)

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
ING VP STRATEGIC ALLOCATION BALANCED PORTFOLIO (Funds were first received in this option during June 1995)										
Value at beginning of period	$13.81	$15.445	$16.799	$16.923	$15.532	$14.835	$12.763	$10.868	$10.000	
Value at end of period	$16.31	$13.81	$15.445	$16.799	$16.923	$15.532	$14.835	$12.763	$10.868	
Number of accumulation units outstanding at end of period	10,610	18,977	18,902	18,918	39,125	35,562	20,404	15,074	2,394	
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO (Funds were first received in this option during June 1995)										
Value at beginning of period	$13.57	$15.914	$18.200	$18.533	$16.395	$15.900	$13.415	$10.982	$10.000	
Value at end of period	$16.68	$13.57	$15.914	$18.200	$18.533	$16.395	$15.900	$13.415	$10.982	
Number of accumulation units outstanding at end of period	30,633	54,453	8,989	12,362	11,214	21,004	20,154	28,982	15,055	
ING VP STRATEGIC ALLOCATION INCOME PORTFOLIO (Funds were first received in this option during July 1995)										
Value at beginning of period	$14.38	$15.202	$15.753	$15.203	$14.360	$13.583	$12.000	$10.631	$10.000	
Value at end of period	$16.15	$14.38	$15.202	$15.753	$15.203	$14.360	$13.583	$12.000	$10.631	
Number of accumulation units outstanding at end of period	33,847	48,487	15,761	17,675	43,422	76,396	77,495	19,864	17,106	
ING VP VALUE OPPORTUNITY PORTFOLIO (Funds were first received in this option during September 1999 and August 1997)										
Value at beginning of period	$13.52	$18.476	$20.679	$18.982	$16.754	$13.271	$12.904			
Value at end of period	$16.66	$13.52	$18.476	$20.679	$18.982	$16.057	$13.271			
Number of accumulation units outstanding at end of period	48,721	65,922	5,522	2,242	2,242	0	1,510			
JANUS ASPEN BALANCED PORTFOLIO (Funds were first received in this option during June 1995)										
Value at beginning of period	$21.87	$23.652	$25.109	$25.978	$20.731	$15.616	$12.938	$11.265	$10.000	
Value at end of period	$24.66	$21.87	$23.652	$25.109	$25.978	$20.731	$15.616	$12.938	$11.265	
Number of accumulation units outstanding at end of period	106,730	126,073	73,228	85,789	73,950	22,911	24,214	15,488	9,383	

Condensed Financial Information (continued)

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
JANUS ASPEN FLEXIBLE INCOME PORTFOLIO (Funds were first received in this option during March 2002)										
Value at beginning of period	$12.80	$11.650								
Value at end of period	$13.46	$12.80								
Number of accumulation units outstanding at end of period	17,682	21,869								
JANUS ASPEN GROWTH PORTFOLIO (Funds were first received in this option during June 1995)										
Value at beginning of period	$14.41	$19.829	$26.652	$31.550	$22.165	$16.528	$13.621	$11.633	$10.000	
Value at end of period	$18.76	$14.41	$19.829	$26.652	$31.550	$22.165	$16.528	$13.621	$11.633	
Number of accumulation units outstanding at end of period	27,137	33,463	44,920	54,279	44,364	33,676	7,407	6,308	3,238	
JANUS ASPEN MID CAP GROWTH PORTFOLIO (Funds were first received in this option during May 1995)										
Value at beginning of period	$13.00	$18.249	$30.490	$45.235	$20.300	$15.295	$13.733	$12.869	$10.000	
Value at end of period	$17.36	$13.00	$18.249	$30.490	$45.235	$20.300	$15.295	$13.733	$12.869	
Number of accumulation units outstanding at end of period	31,359	66,715	52,073	58,338	57,150	15,876	13,373	24,366	22,050	
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO (Funds were first received in this option during May 1995)										
Value at beginning of period	$18.36	$24.936	$32.523	$39.011	$23.996	$18.828	$15.592	$12.223	$10.000	
Value at end of period	$22.51	$18.36	$24.936	$32.523	$39.011	$23.996	$18.828	$15.592	$12.223	
Number of accumulation units outstanding at end of period	56,303	82,738	30,178	66,342	58,658	74,104	59,450	33,350	2,617	
LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO (Funds were first received in this option during March 2002)										
Value at beginning of period	$7.87	$10.130								
Value at end of period	$10.19	$7.87								
Number of accumulation units outstanding at end of period	45,241	28,771								

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO (Funds were first received in this option during January 2002)										
Value at beginning of period	$8.33	$8.970								
Value at end of period	$10.28	$8.33								
Number of accumulation units outstanding at end of period	41,846	63,699								
OPPENHEIMER GLOBAL SECURITIES FUND/VA (Funds were first received in this option during August 1999)										
Value at beginning of period	$10.92	$14.189	$16.319	$15.707	$10.923					
Value at end of period	$15.44	$10.92	$14.189	$16.319	$15.707					
Number of accumulation units outstanding at end of period	40,357	20,158	15,615	15,425	658					
OPPENHEIMER STRATEGIC BOND FUND/VA (Funds were first received in this option during March 2003)										
Value at beginning of period	$11.61									
Value at end of period	$13.12									
Number of accumulation units outstanding at end of period	9,067									
PIONEER EQUITY INCOME VCT PORTFOLIO (Funds were first received in this option during March 2002)										
Value at beginning of period	$8.00	$9.930								
Value at end of period	$9.70	$8.00								
Number of accumulation units outstanding at end of period	18,217	28,883								
PIONEER FUND VCT PORTFOLIO (Funds were first received in this option during December 2003)										
Value at beginning of period	$8.83									
Value at end of period	$9.23									
Number of accumulation units outstanding at end of period	998									
PIONEER MID CAP VALUE VCT PORTFOLIO (Funds were first received in this option during November 2002)										
Value at beginning of period	$8.75	$8.690								
Value at end of period	$11.89	$8.75								
Number of accumulation units outstanding at end of period	5,575	26,331								

TABLE III
1992 CONTRACTS ISSUED PRIOR TO MARCH 1994*
(Selected data for accumulation units outstanding throughout each period)

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
AIM V.I. CAPITAL APPRECIATION FUND										
(Funds were first received in this option during September 2003)										
Value at beginning of period	$8.13									
Value at end of period	$8.88									
Number of accumulation units outstanding at end of period	532									
AIM V.I. GROWTH FUND										
(Funds were first received in this option during October 2003)										
Value at beginning of period	$5.25									
Value at end of period	$5.68									
Number of accumulation units outstanding at end of period	2,198									
AIM V.I. PREMIER EQUITY FUND										
(Funds were first received in this option during June 2000)										
Value at beginning of period	$5.91	$8.584	$9.942	$11.650						
Value at end of period	$7.30	$5.91	$8.584	$9.942						
Number of accumulation units outstanding at end of period	351	166	53	18						
CALVERT SOCIAL BALANCED PORTFOLIO										
(Funds have been in this option for more than ten years)										
Value at beginning of period	$22.98	$26.491	$28.827	$30.131	$27.186	$23.675	$19.965	$17.951	$13.990	$14.640
Value at end of period	$27.08	$22.98	$26.491	$28.827	$30.131	$27.186	$23.675	$19.965	$17.951	$13.990
Number of accumulation units outstanding at end of period	687	18,579	19,629	17,779	880,319	917,567	929,282	898,279	856,361	743,464
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
(The initial accumulation unit value was established at $10.000 during May 1995, when the fund became available under the contract)										
Value at beginning of period	$19.47	$21.749	$25.097	$27.214	$22.177	$17.276	$14.092	$11.763	$10.000	
Value at end of period	$24.70	$19.47	$21.749	$25.097	$27.214	$22.177	$17.276	$14.092	$11.763	
Number of accumulation units outstanding at end of period	12,795	2,568	2,117	1,721	3,780,287	3,333,320	2,706,862	1,522,169	525,476	

Condensed Financial Information (continued)

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (The initial accumulation unit value was established at $10.000 during May 1995, when the fund became available under the contract)										
Value at beginning of period	$15.83	$19.298	$20.561	$19.201	$18.285	$16.587	$13.110	$11.617	$10.000	
Value at end of period	$20.37	$15.83	$19.298	$20.561	$19.201	$18.285	$16.587	$13.110	$11.617	
Number of accumulation units outstanding at end of period	2,069	396	916	876	2,271,494	2,533,673	2,139,178	1,454,755	628,582	
FIDELITY® VIP GROWTH PORTFOLIO (Funds were first received in this option during January 1997)										
Value at beginning of period	$13.00	$18.832	$23.158	$26.340	$19.406	$14.087	$11.843			
Value at end of period	$17.05	$13.00	$18.832	$23.158	$26.340	$19.406	$14.087			
Number of accumulation units outstanding at end of period	1,037	461	289	163	78	72	29			
ING JPMORGAN FLEMING INTERNATIONAL PORTFOLIO (Funds were first received in this option during November 1997)										
Value at beginning of period	$15.11	$18.672	$25.876	$32.585	$20.829	$17.709	$17.490			
Value at end of period	$19.31	$15.11	$18.672	$25.876	$32.585	$20.829	$17.709			
Number of accumulation units outstanding at end of period	1,887	27,815	33,687	35,301	2,807,485	2,962,631	3,237,710			
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO (Funds were first received in this option during November 1997)										
Value at beginning of period	$20.57	$29.828	$40.144	$43.112	$29.339	$23.440	$23.106			
Value at end of period	$26.02	$20.57	$29.828	$40.144	$43.112	$29.339	$23.440			
Number of accumulation units outstanding at end of period	893	49,978	52,756	54,583	2,448,587	2,244,308	2,018,219			
ING SALOMON BROTHERS AGGRESSIVE GROWTH PORTFOLIO (Funds were first received in this option during November 1997)										
Value at beginning of period	$9.53	$14.914	$20.194	$28.710	$19.268	$15.046	$15.236			
Value at end of period	$13.00	$9.53	$14.914	$20.194	$28.710	$19.268	$15.046			
Number of accumulation units outstanding at end of period	5,528	97,563	101,413	96,466	3,024,975	3,101,880	2,707,904			

88

Condensed Financial Information (continued)

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$16.76	$22.131	$24.962	$25.283	$20.929	$16.608	$16.276			
Value at end of period	$21.68	$16.76	$22.131	$24.962	$25.283	$20.929	$16.608			
Number of accumulation units outstanding at end of period	2,064	528	383	199	1,549,310	1,564,888	1,317,058			
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$9.73	$13.116	$16.788	$17.796	$14.528	$11.960	$12.195			
Value at end of period	$12.01	$9.73	$13.116	$16.788	$17.796	$14.528	$11.960			
Number of accumulation units outstanding at end of period	584	64,675	75,613	78,522	194,296	1,379,653	232,418			
ING VP BALANCED PORTFOLIO, INC.										
(Funds have been in this option for more than ten years)										
Value at beginning of period	$26.33	$29.730	$31.424	$32.002	$28.524	$24.700	$20.419	$17.954	$14.270	$14.519
Value at end of period	$30.91	$26.33	$29.730	$31.424	$32.002	$28.524	$24.700	$20.419	$17.954	$14.270
Number of accumulation units outstanding at end of period	128	35,681	35,756	148,870	2,155,445	2,294,877	2,160,305	2,716,641	9,193,181	21,990,186
ING VP BOND PORTFOLIO										
(Funds have been in this option for more than ten years)										
Value at beginning of period	$66.86	$62.489	$58.190	$53.738	$54.819	$51.330	$47.992	$46.913	$40.173	$42.283
Value at end of period	$70.19	$66.86	$62.489	$58.190	$53.738	$54.819	$51.330	$47.992	$46.913	$40.173
Number of accumulation units outstanding at end of period	184	10,637	11,856	6,930	867,416	994,987	959,336	835,724	2,377,622	5,108,720
ING VP GROWTH AND INCOME PORTFOLIO										
(Funds have been in this option for more than ten years)										
Value at beginning of period	$149.58	$201.929	$250.600	$284.994	$245.765	$217.359	$169.448	$137.869	$105.558	$107.925
Value at end of period	$186.23	$149.58	$201.929	$250.600	$284.994	$245.765	$217.359	$169.448	$137.869	$105.558
Number of accumulation units outstanding at end of period	295	10,050	10,924	11,885	1,555,542	1,747,097	1,826,355	2,071,139	6,364,000	13,966,072
ING VP GROWTH PORTFOLIO										
(Funds were first received in this option during September 1998)										
Value at beginning of period	$7.97	$11.351	$15.760	$18.124	$13.597	$11.392				
Value at end of period	$10.26	$7.97	$11.351	$15.760	$18.124	$13.597				
Number of accumulation units outstanding at end of period	1,222	568	675	840	781	17				

89

Condensed Financial Information (continued)

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
ING VP INDEX PLUS LARGECAP PORTFOLIO (Funds were first received in this option during December 1997)										
Value at beginning of period	$13.63	$17.587	$20.618	$23.044	$18.772	$14.444	$14.493			
Value at end of period	$16.98	$13.63	$17.587	$20.618	$23.044	$18.772	$14.444			
Number of accumulation units outstanding at end of period	2,236	1,205	884	529	2,748,955	1,302,825	17,771			
ING VP INDEX PLUS MIDCAP PORTFOLIO (Funds were first received in this option during July 2001 and May 1998)										
Value at beginning of period	$12.99	$14.965	$14.669	$12.967	$11.338	$9.928				
Value at end of period	$16.99	$12.99	$14.965	$13.325	$12.967	$11.338				
Number of accumulation units outstanding at end of period	382	31	9	0	73,984	35,201				
ING VP INDEX PLUS SMALLCAP PORTFOLIO (Funds were first received in this option during August 2002 and May 1998)										
Value at beginning of period	$9.42	$9.620		$10.019	$9.157	$10.193				
Value at end of period	$12.66	$9.42		$10.234	$10.019	$9.157				
Number of accumulation units outstanding at end of period	405	29		0	118,433	81,388				
ING VP MONEY MARKET PORTFOLIO (Funds have been in this option for more than ten years)										
Value at beginning of period	$48.16	$47.989	$46.754	$44.501	$42.883	$41.174	$39.528	$37.988	$36.271	$35.282
Value at end of period	$47.99	$48.16	$47.989	$46.754	$44.501	$42.883	$41.174	$39.528	$37.988	$36.271
Number of accumulation units outstanding at end of period	1,198	4,469	4,461	3,601	845,679	564,537	455,502	597,656	1,836,260	3,679,802
ING VP SMALL COMPANY PORTFOLIO (Funds were first received in this option during October 2003)										
Value at beginning of period	$13.28									
Value at end of period	$14.38									
Number of accumulation units outstanding at end of period	107									
ING VP STRATEGIC ALLOCATION BALANCED PORTFOLIO (Funds were first received in this option during February 1997)										
Value at beginning of period	$13.39	$14.991	$16.322	$16.458	$15.120	$14.456	$12.577			
Value at end of period	$13.33	$13.39	$14.991	$16.322	$16.458	$15.120	$14.456			
Number of accumulation units outstanding at end of period	0	35	35	30	30,738	31,468	873			

90

Condensed Financial Information (continued)

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO (Funds were first received in this option during February 1997)										
Value at beginning of period	$13.09	$15.374	$17.601	$17.940	$15.886	$15.422	$13.291			
Value at end of period	$16.08	$13.09	$15.374	$17.601	$17.940	$15.886	$15.422			
Number of accumulation units outstanding at end of period	322	262	203	149	33,852	21,430	380			
ING VP STRATEGIC ALLOCATION INCOME PORTFOLIO (Funds were first received in this option during May 1997)										
Value at beginning of period	$14.21	$15.309	$15.599	$15.070	$14.248	$13.491	$12.296			
Value at end of period	$15.94	$14.21	$15.039	$15.599	$15.070	$14.248	$13.491			
Number of accumulation units outstanding at end of period	1,111	803	621	490	46,462	95,526	2,279			
ING VP VALUE OPPORTUNITY PORTFOLIO (Funds were first received in this option during July 2002 and May 1998)										
Value at beginning of period	$10.14	$11.050		$14.274	$12.088	$11.472				
Value at end of period	$12.48	$10.14		$13.820	$14.274	$12.088				
Number of accumulation units outstanding at end of period	187	60		0	74,768	33,957				
JANUS ASPEN BALANCED PORTFOLIO (The initial accumulation unit value was established at $10.000 during July 1995, when the fund became available under the contract)										
Value at beginning of period	$20.93	$22.652	$24.071	$24.929	$19.914	$15.016	$12.453	$10.853	$10.000	
Value at end of period	$23.57	$20.93	$22.652	$24.071	$24.929	$19.914	$15.016	$12.453	$10.853	
Number of accumulation units outstanding at end of period	11,632	839	675	592	476	3,698	7,873	231	161	
JANUS ASPEN FLEXIBLE INCOME PORTFOLIO (The initial accumulation unit value was established at $10.000 during November 1994, when funds were first received in this option)										
Value at beginning of period	$19.00	$17.419	$16.372	$15.601	$15.548	$14.430	$13.074	$12.124	$9.911	$10.000
Value at end of period	$19.97	$19.00	$17.419	$16.372	$15.601	$15.548	$14.430	$13.074	$12.124	$9.911
Number of accumulation units outstanding at end of period	554	9,149	6,498	2,254	6,629	8,967	5,211	3,761	3,345	1,555

Condensed Financial Information (continued)

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
JANUS ASPEN GROWTH PORTFOLIO (The initial accumulation unit value was established at $10.000 during July 1995, when the fund became available under the contract)										
Value at beginning of period	$14.58	$20.094	$27.035	$32.036	$22.529	$16.816	$13.872	$11.859	$10.000	
Value at end of period	$18.97	$14.58	$20.094	$27.035	$32.036	$22.529	$16.816	$13.872	$11.859	
Number of accumulation units outstanding at end of period	2,946	1,870	1,949	1,534	2,721,885	1,354,047	1,109,942	663,945	109,717	
JANUS ASPEN MID CAP GROWTH PORTFOLIO (The initial accumulation unit value was established at $10.000 during June 1994, when funds were first received in this option)										
Value at beginning of period	$15.37	$21.598	$36.122	$53.644	$24.098	$18.174	$16.334	$15.323	$12.169	$10.000
Value at end of period	$20.51	$15.37	$21.598	$36.122	$53.644	$24.098	$18.174	$16.334	$15.323	$12.169
Number of accumulation units outstanding at end of period	2,463	71,524	73,818	82,204	3,274,450	2,142,130	1,939,607	1,893,718	1,280,953	393,553
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO (The initial accumulation unit value was established at $10.000 during July 1995, when the fund became available under the contract)										
Value at beginning of period	$18.14	$24.654	$32.189	$38.648	$23.797	$18.690	$15.493	$12.158	$10.000	
Value at end of period	$22.21	$18.14	$24.654	$32.189	$38.648	$23.797	$18.690	$15.493	$12.158	
Number of accumulation units outstanding at end of period	4,310	2,880	2,206	1,678	5,548,674	4,687,167	3,873,511	2,090,908	314,653	
OPPENHEIMER GLOBAL SECURITIES FUND/VA (Funds were first received in this option during June 1998)										
Value at beginning of period	$11.18	$14.538	$16.737	$16.126	$10.303	$10.077				
Value at end of period	$15.79	$11.18	$14.538	$16.737	$16.126	$10.303				
Number of accumulation units outstanding at end of period	5,406	87	67	44	59,571	20,548				
OPPENHEIMER STRATEGIC BOND FUND/VA (Funds were first received in this option during May 1998 and March 2003)										
Value at beginning of period	$11.58			$10.089	$9.935	$10.055				
Value at end of period	$13.10			$10.095	$10.089	$9.935				
Number of accumulation units outstanding at end of period	179			0	173,219	100,555				

92

* This table applies to 1992 internal rollover contracts issued prior to March 23, 1994 and 1992 contracts not connected with an internal transfer (i.e., external rollovers or contracts established with at least a $1,000 annual purchase payment) issued prior to March 29, 1994.

Condensed Financial Information (continued)

TABLE IV
FOR CERTAIN CONTRACTS WITH TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES OF 1.25%
(Selected data for accumulation units outstanding throughout each period)

	2003
AIM V.I. CAPITAL APPRECIATION FUND	
(Funds were first received in this option during December 2003)	
Value at beginning of period	$10.26
Value at end of period	$10.25
Number of accumulation units outstanding at end of period	1,939
AIM V.I. CORE EQUITY FUND	
(Funds were first received in this option during December 2003)	
Value at beginning of period	$10.36
Value at end of period	$10.37
Number of accumulation units outstanding at end of period	4,157
AIM V.I. GROWTH FUND	
(Funds were first received in this option during December 2003)	
Value at beginning of period	$10.34
Value at end of period	$10.35
Number of accumulation units outstanding at end of period	3,056
AIM V.I. PREMIER EQUITY FUND	
(Funds were first received in this option during December 2003)	
Value at beginning of period	$10.31
Value at end of period	$10.33
Number of accumulation units outstanding at end of period	228
CALVERT SOCIAL BALANCED PORTFOLIO	
(Funds were first received in this option during December 2003)	
Value at beginning of period	$10.20
Value at end of period	$10.21
Number of accumulation units outstanding at end of period	662
FIDELITY® VIP CONTRAFUND® PORTFOLIO	
(Funds were first received in this option during December 2003)	
Value at beginning of period	$10.35
Value at end of period	$10.35
Number of accumulation units outstanding at end of period	44,105
FIDELITY® VIP EQUITY-INCOME PORTFOLIO	
(Funds were first received in this option during December 2003)	
Value at beginning of period	$10.47
Value at end of period	$10.50
Number of accumulation units outstanding at end of period	35,849

Condensed Financial Information (continued)

2003

FIDELITY® VIP GROWTH PORTFOLIO
(Funds were first received in this option during December 2003)
Value at beginning of period — $10.33
Value at end of period — $10.33
Number of accumulation units outstanding at end of period — 54,251

FIDELITY® VIP OVERSEAS PORTFOLIO
(Funds were first received in this option during December 2003)
Value at beginning of period — $10.50
Value at end of period — $10.53
Number of accumulation units outstanding at end of period — 3,023

FRANKLIN SMALL CAP VALUE SECURITIES FUND
(Funds were first received in this option during December 2003)
Value at beginning of period — $10.45
Value at end of period — $10.35
Number of accumulation units outstanding at end of period — 1,106

ING ALGER AGGRESSIVE GROWTH PORTFOLIO
(Funds were first received in this option during December 2003)
Value at beginning of period — $10.37
Value at end of period — $10.30
Number of accumulation units outstanding at end of period — 692

ING ALGER GROWTH PORTFOLIO
(Funds were first received in this option during December 2003)
Value at beginning of period — $10.38
Value at end of period — $10.38
Number of accumulation units outstanding at end of period — 1,233

ING BARON SMALL CAP GROWTH PORTFOLIO
(Funds were first received in this option during December 2003)
Value at beginning of period — $10.28
Value at end of period — $10.23
Number of accumulation units outstanding at end of period — 717

ING GOLDMAN SACHS® CAPITAL GROWTH PORTFOLIO
(Funds were first received in this option during December 2003)
Value at beginning of period — $10.34
Value at end of period — $10.37
Number of accumulation units outstanding at end of period — 290

ING JPMORGAN FLEMING INTERNATIONAL PORTFOLIO
(Funds were first received in this option during December 2003)
Value at beginning of period — $10.45
Value at end of period — $10.53
Number of accumulation units outstanding at end of period — 30,493

Condensed Financial Information (continued)

	2003
ING JPMORGAN MID CAP VALUE PORTFOLIO	
(Funds were first received in this option during December 2003)	
Value at beginning of period	$10.27
Value at end of period	$10.24
Number of accumulation units outstanding at end of period	70
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO	
(Funds were first received in this option during December 2003)	
Value at beginning of period	$10.34
Value at end of period	$10.35
Number of accumulation units outstanding at end of period	5,934
ING OPCAP BALANCED VALUE PORTFOLIO	
(Funds were first received in this option during December 2003)	
Value at beginning of period	$10.30
Value at end of period	$10.31
Number of accumulation units outstanding at end of period	1,123
ING PIMCO TOTAL RETURN PORTFOLIO	
(Funds were first received in this option during December 2003)	
Value at beginning of period	$10.01
Value at end of period	$10.02
Number of accumulation units outstanding at end of period	2,227
ING SALOMON BROTHERS AGGRESSIVE GROWTH PORTFOLIO	
(Funds were first received in this option during December 2003)	
Value at beginning of period	$10.52
Value at end of period	$10.52
Number of accumulation units outstanding at end of period	40,066
ING SALOMON BROTHERS INVESTORS VALUE PORTFOLIO	
(Funds were first received in this option during December 2003)	
Value at beginning of period	$10.39
Value at end of period	$10.42
Number of accumulation units outstanding at end of period	1,728
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO	
(Funds were first received in this option during December 2003)	
Value at beginning of period	$10.36
Value at end of period	$10.38
Number of accumulation units outstanding at end of period	22,239
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO	
(Funds were first received in this option during December 2003)	
Value at beginning of period	$10.32
Value at end of period	$10.34
Number of accumulation units outstanding at end of period	138,029

Condensed Financial Information (continued)

	2003
ING VAN KAMPEN COMSTOCK PORTFOLIO	
(Funds were first received in this option during December 2003)	
Value at beginning of period	$10.45
Value at end of period	$10.46
Number of accumulation units outstanding at end of period	568
ING VP BALANCED PORTFOLIO, INC.	
(Funds were first received in this option during December 2003)	
Value at beginning of period	$10.22
Value at end of period	$10.22
Number of accumulation units outstanding at end of period	557,495
ING VP BOND PORTFOLIO	
(Funds were first received in this option during December 2003)	
Value at beginning of period	$10.03
Value at end of period	$10.04
Number of accumulation units outstanding at end of period	159,726
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO	
(Funds were first received in this option during December 2003)	
Value at beginning of period	$10.29
Value at end of period	$10.26
Number of accumulation units outstanding at end of period	8,038
ING VP GROWTH AND INCOME PORTFOLIO	
(Funds were first received in this option during December 2003)	
Value at beginning of period	$10.46
Value at end of period	$10.46
Number of accumulation units outstanding at end of period	855,351
ING VP GROWTH PORTFOLIO	
(Funds were first received in this option during December 2003)	
Value at beginning of period	$10.33
Value at end of period	$10.33
Number of accumulation units outstanding at end of period	15,889
ING VP INDEX PLUS LARGE CAP PORTFOLIO	
(Funds were first received in this option during December 2003)	
Value at beginning of period	$10.36
Value at end of period	$10.38
Number of accumulation units outstanding at end of period	76,298
ING VP INDEX PLUS MID CAP PORTFOLIO	
(Funds were first received in this option during December 2003)	
Value at beginning of period	$10.23
Value at end of period	$10.18
Number of accumulation units outstanding at end of period	13,868

Condensed Financial Information (continued)

2003

ING VP INDEX PLUS SMALL CAP PORTFOLIO
(Funds were first received in this option during December 2003)
Value at beginning of period $10.37
Value at end of period $10.20
Number of accumulation units outstanding at end of period 12,695

ING VP INTERNATIONAL EQUITY PORTFOLIO
(Funds were first received in this option during December 2003)
Value at beginning of period $10.45
Value at end of period $10.52
Number of accumulation units outstanding at end of period 466

ING VP INTERNATIONAL VALUE PORTFOLIO
(Funds were first received in this option during December 2003)
Value at beginning of period $10.42
Value at end of period $10.49
Number of accumulation units outstanding at end of period 55

ING VP MONEY MARKET PORTFOLIO
(Funds were first received in this option during December 2003)
Value at beginning of period $10.00
Value at end of period $10.00
Number of accumulation units outstanding at end of period 45,491

ING VP SMALL COMPANY PORTFOLIO
(Funds were first received in this option during December 2003)
Value at beginning of period $10.31
Value at end of period $10.20
Number of accumulation units outstanding at end of period 17,979

ING VP STRATEGIC ALLOCATION BALANCED PORTFOLIO
(Funds were first received in this option during December 2003)
Value at beginning of period $10.24
Value at end of period $10.24
Number of accumulation units outstanding at end of period 5,153

ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO
(Funds were first received in this option during December 2003)
Value at beginning of period $10.30
Value at end of period $10.31
Number of accumulation units outstanding at end of period 9,416

ING VP STRATEGIC ALLOCATION INCOME PORTFOLIO
(Funds were first received in this option during December 2003)
Value at beginning of period $10.18
Value at end of period $10.18
Number of accumulation units outstanding at end of period 6,894

97

2003

ING VP VALUE OPPORTUNITY PORTFOLIO
(Funds were first received in this option during December 2003)
Value at beginning of period $10.38
Value at end of period $10.41
Number of accumulation units outstanding at end of period 9,635

JANUS ASPEN BALANCED PORTFOLIO
(Funds were first received in this option during December 2003)
Value at beginning of period $10.19
Value at end of period $10.20
Number of accumulation units outstanding at end of period 58,618

JANUS ASPEN FLEXIBLE INCOME PORTFOLIO
(Funds were first received in this option during December 2003)
Value at beginning of period $10.02
Value at end of period $10.03
Number of accumulation units outstanding at end of period 4,808

JANUS ASPEN GROWTH PORTFOLIO
(Funds were first received in this option during December 2003)
Value at beginning of period $10.22
Value at end of period $10.25
Number of accumulation units outstanding at end of period 45,551

JANUS ASPEN MID CAP GROWTH PORTFOLIO
(Funds were first received in this option during December 2003)
Value at beginning of period $10.30
Value at end of period $10.28
Number of accumulation units outstanding at end of period 43,838

JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO
(Funds were first received in this option during December 2003)
Value at beginning of period $10.46
Value at end of period $10.49
Number of accumulation units outstanding at end of period 71,423

LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO
(Funds were first received in this option during December 2003)
Value at beginning of period $10.41
Value at end of period $10.44
Number of accumulation units outstanding at end of period 4,574

LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO
(Funds were first received in this option during December 2003)
Value at beginning of period $10.32
Value at end of period $10.33
Number of accumulation units outstanding at end of period 4,083

Condensed Financial Information (continued)

2003

OPPENHEIMER GLOBAL SECURITIES FUND/VA
(Funds were first received in this option during December 2003)
Value at beginning of period $10.48
Value at end of period $10.51
Number of accumulation units outstanding at end of period   15,096

OPPENHEIMER STRATEGIC BOND FUND/VA
(Funds were first received in this option during December 2003)
Value at beginning of period $10.11
Value at end of period $10.13
Number of accumulation units outstanding at end of period   6,918

PIONEER EQUITY INCOME VCT PORTFOLIO
(Funds were first received in this option during December 2003)
Value at beginning of period $10.37
Value at end of period $10.37
Number of accumulation units outstanding at end of period   636

PIONEER MID CAP VALUE VCT PORTFOLIO
(Funds were first received in this option during December 2003)
Value at beginning of period $10.27
Value at end of period $10.27
Number of accumulation units outstanding at end of period   5,152

Please attach to your application

I hereby acknowledge receipt of an Account C Individual Variable Annuity Contract Prospectus dated May 1, 2004 for Individual Retirement Annuities and Simplified Employee Pension Plans, as well as the current prospectus pertaining to the Guaranteed Accumulation Account, if applicable.

___ Please send an Account C Statement of Additional Information (Form No. SAI.75988-04) dated May 1, 2004.

___Please send the most recent annual and/or quarterly report of ING Life Insurance and Annuity Company.

CONTRACT HOLDER'S SIGNATURE

DATE

PRO.75988-04